SHINSEI BANK



MITED

IE, CHIYODA-KU, TOKYO 100-8501, JAPAN

3



05009087

File No. 82-34775

June 10, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



RECEIVED
JUN 17 2005
WASH, D.C. 190 SECTION

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents



RECEIVED
PROCESSING
JUN 17 2005
WASH, D.C. 190 SECTION

(1) Press release dated April 26, 2005 (Attached hereto as Exhibit A-1)
(2) Press release dated May 2, 2005 (Attached hereto as Exhibit A-2)
(3) Press release dated May 11, 2005 (Attached hereto as Exhibit A-3)
(4) Press release dated May 19, 2005 (Attached hereto as Exhibit A-4)
(5) Press release dated May 20, 2005 (Attached hereto as Exhibit A-5)
(6) Press release dated May 23, 2005 (Attached hereto as Exhibit A-6)
(7) Press release dated May 24, 2005 (Attached hereto as Exhibit A-7)
(8) Press release dated May 24, 2005 (Attached hereto as Exhibit A-8)
(9) Press release dated May 24, 2005 (Attached hereto as Exhibit A-9)
(10) Press release dated May 24, 2005 (Attached hereto as Exhibit A-10)
(11) Press release dated May 26, 2005 (Attached hereto as Exhibit A-11)
(12) Press release dated June 1, 2005 (Attached hereto as Exhibit A-12)
(13) Press release dated June 1, 2005 (Attached hereto as Exhibit A-13)
(14) Press release dated June 6, 2005 (Attached hereto as Exhibit A-14)
(15) Translation of "Notice of the Annual General Meeting of Shareholders for the 5th Term" dated June 7, 2005 (Attached hereto as Exhibit A-15)

PROCESSED
JUN 21 2005
THOMSON FINANCIAL

B. Japanese Language Documents

(1) Press release dated April 26, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated May 2, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-2)
(3) Press release dated May 11, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-3)
(4) Press release dated May 19, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-4)
(5) Press release dated May 20, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-5)
(6) Press release dated May 23, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-6)

(7) Press release dated May 24, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-7)
(8) Press release dated May 24, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-8)
(9) Press release dated May 24, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-9)
(10) Press release dated May 24, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-10)
(12) Press release dated May 26, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-11)
(13) Press release dated June 1, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-12)
(14) Press release dated June 1, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-13)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By 

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code:8303 TSE, First Section)

Shinsei Bank Announces Projections for Fiscal Year 2004 Results

Tokyo (Tuesday, April 26, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its projected results for the Fiscal Year 2004 ended March 31, 2005, as below.

1. Profit

<Consolidated>

(in billions of yen)

	Results for FY2003	Projections of results for FY 2004	(Reference) Projections of results for FY 2004 (previously announced on December 20, 2004)
Actual net business profit *1 (Consolidated)	55.1	84.0	
Net operating income (Consolidated)	47.3	55.0	64.0
Net income (Consolidated)	66.4	67.5	65.0
Cash basis net income *2 (Consolidated)		74.5	74.0

<Non-consolidated>

(in billions of yen)

	Results for FY2003	Projections of results for FY 2004	(Reference) Projections of results for FY 2004 (previously announced on December 20, 2004)
Actual net business profit *3 (Non-consolidated)	47.4	55.0	56.0
Net operating income (Non-consolidated)	44.8	46.5	52.0
Net income (Non-consolidated)	65.3	68.0	66.0

*1 Actual net business profit: Net business profit before general reserve for loan losses for management accounting essentially based on the Revitalization Plan standard.

*2 Cash basis net income exclude the amortization of total intangibles recorded thrhough Aplus' transaction,etc.

*3 Actual net business profit: Net business profit before general reserve for loan losses based on the Revitalization Plan standard.

For the Fiscal Year 2004 ended March 31, 2005, the Bank posted higher Net Business Profit (jisshitsu gyomu jun-eki), Net Operating Income (keijo rieki) and Net Income, respectively and both on consolidated and non-consolidated basis, compared to the Fiscal Year 2003 ended March 31,2004. This is partly due to the retail banking business becoming profitable as well as improved performance in the institutional banking business.

The Bank plans to pay year-end dividends as forecasted at the beginning of the term subject to the approval by the board at the next board meeting. Year-end common dividends will be 1.29 yen per share (annual common dividends will be 2.58 yen per share, as compared to the annual common dividends of 2.22 yen per share paid in the previous fiscal year.)

2. Amount of major account

<Non-consolidated> (in billions of yen)

	as of Mar.-2004 (a)	as of Sep.-2004	as of Mar.-2005 (b)	changes (b-a)
Loans	3,217.8	3,372.5	3,443.7	225.9
Securities	1,508.2	1,396.9	1,820.7	312.5
Total assets	6,406.3	6,534.1	6,396.3	(10.0)
Deposits & NCD	2,778.4	3,238.2	3,528.8	750.4
Debentures	1,362.2	1,337.4	1,246.8	(115.4)
Total capital	729.2	759.4	788.9	59.7

3.Problem claims to be classified in categories under the Financial Revitalization Law

<Non-consolidated> (in billions of yen)

	as of Mar.-2004 (a)	as of Sep.-2004	as of Mar.-2005 (b)	changes (b-a)
Problem claims total	97.3	73.7	51.8	(45.5)
Problem claims ratio	2.78%	2.01%	1.43%	(1.35%)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Response from Deposit Insurance Corporation for Our Indemnity Claims

Tokyo (Monday, May 2, 2005) --- Shinsei Bank, Limited, ("Shinsei Bank") hereby announces that, regarding a total indemnity of approximately 13.4 billion yen in respect of losses incurred by us arising out of litigation against EIE International Corporation ("EIEI") and its related parties ("EIEI Related Losses"), which we sought from the Deposit Insurance Corporation of Japan ("DIC") on December 27, 2004, Shinsei Bank received a response on Thursday, April 28, 2005 from DIC that DIC cannot accept the claim for the EIEI Related Losses. Details are as follows.

1. Outline of Response from DIC

The response from DIC which Shinsei Bank received is in summary as follows: DIC cannot accept our claim for indemnity in connection with the EIEI Related Losses for the reason that our claim includes certain items which shall not be within the scope of the indemnity under Section 5.2.2 of the Share Purchase Agreement[1] and that Shinsei Bank does not clearly demonstrate the scope of its losses subject to the indemnity. More specifically, DIC states, among other things, that a series of litigation proceedings regarding EIEI Related Losses are not deemed to have been pending within three years following the closing date (the "Closing Date") as specified by the Share Purchase Agreement.

2. Our View and Strategy

Shinsei Bank believes that the entire claims sought from DIC should be covered by DIC's indemnity under the Share Purchase Agreement since all the claims are attributable to transactions made by the former Long-Term Credit Bank of Japan, Ltd. ("LTCB") and Shinsei Bank has duly completed all necessary requirements under the Share Purchase Agreement in order to seek the indemnity, including, among other things, giving a notice to DIC within three years following the Closing Date.

Shinsei Bank has regrettably determined that it would be difficult for Shinsei Bank to reach an agreement with DIC even if both parties were to consult further and it is more desirable to address this issue through a legal procedure which is more fair and transparent. Shinsei Bank has also decided that it will enter into a legal proceeding as soon as it clears its internal procedure.

Shinsei Bank also believes that it does not have to make additional reserve as the result of the above-mentioned response from DIC since Shinsei Bank has reserved 4.5 billion yen with respect to the EIEI Related Losses for the fiscal year 2004 ended on March 31, 2005.

3. Background of Indemnity Claim

Under the Share Purchase Agreement, Shinsei Bank has litigation-related indemnities from DIC, including a general indemnity for costs incurred arising from legal proceedings relating to matters on and before March 1, 2000.

On May 23, 2004, Shinsei Bank entered into a global settlement with the bankruptcy trustee for EIEI, a real estate developer, and other parties with respect to disputes arising from

---

[1] Share Purchase Agreement dated February 9, 2000 among DIC, New LTCB Partners C.V. and the former LTCB.

lending to EIEI by Shinsei Bank's predecessor, LTCB (the "Settlement") including a lawsuit seeking declaratory judgment initiated by Shinsei Bank before the Tokyo District Court and a lawsuit seeking compensation reinstated by EIEI before a court in the Commonwealth of the Northern Mariana Islands (Saipan). Under the terms of the Settlement, Shinsei Bank paid the trustee 21.8 billion yen on June 16, 2004, and any and all legal proceedings between or among Shinsei Bank, EIEI and its related parties were withdrawn in accordance with the terms of the Settlement.

The approximately 13.4 billion yen claim for indemnity is computed from the approximately 22.5 billion yen losses and expenses incurred by Shinsei Bank due to the EIE related legal proceedings, deducting approximately 9.1 billion yen consisting of (i) 4.4 billion yen for which Shinsei Bank voluntarily refrained from seeking indemnity, and (ii) approximately 4.7 billion yen among 5 billion yen deductible under the Share Purchase Agreement.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK



For Immediate Releases,

Shinsei Bank Introduced Huawei-3Com New Products,
New Generation Highly Efficient Core Routing Switch S8500

- Substantial cost reduction in network construction and operation -

Shinsei Bank, Limited
Huawei-3Com Japan K.K.

Tokyo (Wednesday, May 11, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has introduced a new network product line of Huawei-3Com in its internal network at the Meguro Office. On March 31, 2005, Huawei-3Com Japan K.K. (President: Zheng Shusheng), a wholly-owned subsidiary of Huawei-3Com Technology Co., Ltd. ("Huawei-3Com"), launched the new product line, having the 10G multi service core routing switch, "Quidway® S8500 Series". Shinsei Bank plans to subsequently introduce this product line to all branches and data centers.

To provide better quality services and products that can meet customers' needs at as lower cost as possible, Shinsei Bank has established cutting-edge, low-cost IT infrastructure. By introducing Huawei-3Com's original network product line with high performance, availability and cost performance, Shinsei Bank expects to maintain network performance at lower cost and reduce network construction and operation costs.

Shinsei Bank aims to improve its services further through promoting rationalization and efficiency in its IT infrastructure.

Quidway® S8500 Series 10 G multi-service core routing switch

The Quidway®S8500 series 10G multi-service core routing switch is developed by Huawei-3Com mainly for Japan, China, Hong Kong markets, as well as for other enterprises and communication industries worldwide. The S8500 series switch is extensively applied as the core layer of e-government networks, campus networks, education networks, and enterprise networks, and the core layer and convergence layer of carriers' IP MANs.

The S8500 series switch that supports a maximum switch capacity of 720 Gbps can mount a maximum of 24 ports on the new generation high- efficiency 10 Gbps interfaces. It is therefore possible to construct end-to-end Ethernet featuring low cost, high –performance, and capacity to support abundant services. It provides L2 and L3 wire-speed forwarding performance of large capacity, high density and modularization.

S3952P-PWR is a L3 Intelligent switch with 48 ports and having load dispatching function. One S3952P-PWR can supply power to 48 IP phone terminals. Further, by installing 4 SFP ports it is possible to establish connection with higher level switch and Gigabit.

For details regarding the products, please visit the website www.huawei-3com.co.jp.

#####

About Shinsei Bank

Shinsei Bank (Code: 8303, TSE First Section) is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

About Huawei-3Com

Huawei-3Com is a joint venture established by Huawei Technologies Co., Ltd and 3Com. Huawei-3Com offers a full line up of feature-rich, innovative, superior price-performance IP based network solutions and services to industries and public institutions worldwide. Huawei-3Com has full-fledged development centers in China and the development centers in Beijing and Hangzhou have more than 1400 employees involved in continuous development. 3Com and Huawei have a combined intellectual property portfolio of more than 4,000 patents and applications for patents, more than 1,000 registered trademarks.

Huawei is rapidly expanded its share in China and other countries in Asia Pacific region. The products of Huawei have a unique architecture (technology) that makes these products high performance, ability and cost-performance. Hence it is possible to provide the same performance as before, at much lower costs.

For details, visit www.huawei-3com.co.jp .



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Open "Shinsei *BankSpot*" in Nagoya

- More efficient, fully automated *BankSpot* bringing us closer to customers -

Tokyo (Thursday, May 19, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of "Aeon Chikusa *BankSpot*" in the Aeon Chikusa Shopping Center (Chikusa-ku, Nagoya) on May 21, 2005. Aeon Chikusa *BankSpot* is a new style of branch which takes efficiency to the next level. Shinsei Bank aims to improve customer convenience by opening more *BankSpots* nearer to customers.

Since December 2004, Shinsei Bank has been developing a series of smaller branches known as Shinsei *BankSpots*, and has opened staffed *BankSpots* in Ginza and Kyobashi in Tokyo. Aeon Chikusa *BankSpot* is the second new style of *BankSpot*, following Ashiya *BankSpot* (Ashiya, Hyogo).

Shinsei *BankSpot* has been developed in response to customers' requests for quick and convenient banking services and those who want to use Shinsei Bank in their neighborhoods. At Shinsei *BankSpot,* customers have 24/7 access to ATM services and can make transactions via Shinsei *PowerDirect* internet banking and Shinsei *PowerCall* telephone banking. Shinsei Bank also has plans to hold consultation sessions and seminars depending on customers' needs.

Shinsei Bank will open *BankSpots* at commercial complexes and stations with high usage and customer convenience, with each *BankSpot* styled to suit its location.

【Shinsei Bank Aeon Chikusa *BankSpot*】

Name: Shinsei Bank Aeon Chikusa Annex

Location: Aeon Chikusa Shopping Center, 2-16-13 Chikusa, Chikusa-ku, Nagoya, Aichi

Business hours: 24hours 365 days

Available services:

24h/365days ATM, Shinsei *PowerDirect* internet banking, Shinsei *PowerCall* telephone banking, and large, liquid crystal touch panels providing product and service information. Consultation sessions and seminars will be held occasionally.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch Yen Time Deposit "*Powered One Plus*"

Tokyo (Friday, May 20, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "*Powered One Plus*", a five-year yen-denominated time deposit, with a possible extension to 10 years. This product marks the first stage of the "Color your life" campaign, and Shinsei Bank will provide it from Monday, May 23 to Sunday, July 31, 2005.

Powered One Plus is a time deposit for an initial five-year term, after which Shinsei Bank has the option to extend the term for another five years, four business days prior to the initial maturity date. The applicable interest rate for the first five years is 1.1% p.a. (0.88% p.a. after tax) and 1.25% p.a. (1.0% p.a. after tax) for the next five years if Shinsei Bank decides to extend the deposit term. (The applicable interest rate is as of May 23, 2005.) Interest for the first five years will be paid on the initial maturity date regardless of the term extension.

To meet customers' request for higher interest rates, this product is developed based on the highly popular *Powered One*, a five-year time deposit with a possible extension to 8 years offering 1% p.a., which commenced in April 2004. (See Appendix for product outline)

Shinsei Bank continues to develop better products and services to meet various customers' needs.

Illustration of Powered One Plus


Interest rate
1.25% p.a.
1.10% p.a.
Applicable interest at time of deposit will apply for 5 years.
If the case the term is extended, the applicable interest for the extended term will apply until the final maturity date.
Deposit date
5 years
10 years
Extension decision date

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Outline of *Powered One Plus*

1. Product	Structured Deposit Extendible Yen Time Deposit (5 or 10 years maturity) <Brand Name: *Powered One Plus*>
2. Eligible customers	Individual customers with *PowerFlex* accounts
3. Currency	Japanese yen
4. Term	Initial deposit term of 5 years. Shinsei Bank may decide to extend the term to 10 years based on the criteria below. If Shinsei Bank decides not to extend the term, it will remain at 5 years. Automatic term extension is not available, except in the case of point 5 below.
5. Term extension	On the extension decision date (in principle, 4 business days prior to the initial maturity date), Shinsei Bank will decide whether or not to extend the term until the final maturity date. The decision will be solely at the discretion of Shinsei Bank.
6. Deposit method	Lump sum deposit. Funds will only be accepted by transfer from the customer's *PowerFlex* yen savings account.
7. Minimum deposit amount / units	Shinsei Financial Centers (branches) : 5 million yen or above, in units of 1 yen Shinsei *PowerCall* (telephone banking): 3 million yen or above, in units of 1 yen Shinsei *PowerDirect* (internet banking): 500,000 yen or above, in units of 1 yen
8. Repayment of principal	The principal will be credited to the customer's *PowerFlex* yen savings account on either the initial maturity date or the final maturity date, depending on whether or not the term has been extended based on point 5.
9. Applicable interest rate	Initial term (5 years) : 1.1% per annum (0.88% per annum - after tax) Extended term (5 years): 1.25% per annum (1.0% per annum - after tax) As of May 23, 2005
10. Interest payment	Interest for the initial deposit term will be paid on the initial maturity date. In the case the term is extended based on point 5, interest for the extended deposit term will be paid on the final maturity date. Both will be credited to the customer's *PowerFlex* yen savings account.
11. Method of interest calculation	Interest on the initial deposit term will be calculated from the day of deposit until the day prior to the initial maturity date. Interest on the extended deposit term will be calculated from the initial maturity date until the day prior to the final maturity date. In both cases, interest will be calculated in units of 1 yen, discarding decimals, for the actual number of days elapsed on a 365-day year basis.
12. Cancellation before maturity	In principle, this deposit cannot be cancelled before maturity. In the case Shinsei Bank agrees to cancellation before maturity under extenuating circumstances, the principal amount less the replacement cost of this deposit for the period starting from the date of cancellation until the final maturity date plus any other costs incurred due to cancellation before maturity calculated by Shinsei Bank's formula will be credited to the customer's *PowerFlex* yen savings account. In this case, there is a possibility that the principal may not be guaranteed.
13. Deposit insurance	This product is covered by deposit insurance.
14. Tax	A 20% withholding tax will apply to interest earned. "*Maruyu*" tax exemptions do not apply.

INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei International, U.K.-base Affiliate, to Start Operation

Tokyo (Monday, May 23, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that its fully-owned subsidiary, Shinsei International Limited ("Shinsei International"), has been established to expand the Shinsei Bank Group's securities business. Shinsei International has received an official approval to operate securities business from the Financial Services Authority in U.K.

Leveraging the Euromarket, Shinsei International will structure and arrange securitization and structured financial products, which are the Shinsei Bank Group's strength, to meet mainly Japanese customers' needs. Shinsei International's products will be distributed through Shinsei Securities Co., Ltd. Shinsei International will also arrange direct investments in the European market.

Commencement of the Shinsei International operation will enhance the Shinsei Bank Group's investment banking business, a strategically important area, along with its functions. Shinsei International, as a member of the Shinsei Bank Group, will provide value added products and services to customers.

Profile of Shinsei International Limited

Company name:	Shinsei International Limited	
Address:	Buchanan House, 3 St. James's Square, London SW1Y 4JU	
	Phone: + 44 20 7747 3510 / Fax: + 44 20 7747 3535	
Paid-in capital:	3 million pounds	
Shareholder:	Shinsei Bank, Limited (100%)	
Officers:	Managing Director and CEO	Hiroshi Sasaki (See Appendix for personal history)
	Director	Akihiko Kobayashi
	Director	Yoshitaka Hata (Chief Operating Officer, Shinsei Securities Co., Ltd.)
Employees:	About 10	
	Major businesses:	Securitization business, structured bond sales and investment advisory (See Appendix for details)

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Appendix

Shinsei International Limited

Personal History

Name:	Hiroshi Sasaki
Date of Birth:	June 8, 1953
Education:	March 1978
	Graduated from Tokyo University (Major in Law)
Professional Career:	
April 1978	Joined The Long-Term Credit Bank of Japan, Ltd.
	(Current Shinsei Bank, Limited)
December 1992	Deputy General Manager, New York Branch
July 1995	Deputy General Manager, Capital Markets Planning Division
October 1998	General Manager, The Americas Division
November 1999	General Manager, International Banking Division
July 2000	General Manager, Capital Markets Division, Shinsei Bank, Limited
April 2001	President and CEO, Shinsei Securities Co., Ltd.
April2004	General Manager, Capital Markets Division
May 2005	Managing Director and Chief Executive Offer,
	Shinsei International Limited

Business Description

Securitization Business:

This is a strategic business area of the Shinsei Bank Group. By underwriting securitization products structured by the Shinsei Bank Group in the European market, Shinsei International will increase products' liquidities and provide products that meet customers' needs.

Structured Finance Business:

By arranging the structured products in the European market, Shinsei International will provide more attractive and tailor-made structured products, which Shinsei Securities has advantage, to meet customers' needs.

Investment Advisory Business:

When customers in Japan and the Shinsei Bank Group make an investment in European assets, Shinsei International will provide asset analysis and advisory services.



SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Announcement Regarding Purchase of Shinsei Bank's Common Shares

Tokyo (Tuesday, May 24, 2005) --- Shinsei Bank, Limited (the "Bank") announces that the Board of Directors at its meeting on May 24, 2005, approved a proposal to be submitted to the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") to be held on June 24, 2005, authorizing the Bank to purchase up to 25 million shares of the Bank's common shares pursuant to Article 210 of the Commercial Code. Further details of the item are:

1. Purpose of Purchasing of the Bank's Shares:
This purchase of the Bank's shares will be made in order to meet requirements under the employee stock option program and to enable the Bank to purchase shares for capital management in response to the changes in business environment.

2. Details of Share Purchase:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	17,500,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the 5th Annual Shareholders' Meeting to be held on June 24, 2005, to the closing of the immediately following Annual Shareholders' Meeting

Note: The share purchase stated above will be made under the condition that the proposal of "Purchase of Bank's Shares" be approved at the 5th Annual Shareholders' Meeting to be held on June 24, 2005.

Reference:

1. Bank's share purchase authorized at the 4th Annual Shareholders' Meeting held on June 24, 2004:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	20,000,000,000 yen as an upper limit

2. Shares purchased after the date of approval at the 4th Annual Shareholders' Meeting (as of May 24, 2005):

(1) Number of shares purchased:	0 shares
(2) Total cost of purchase:	0 yen

3. Total numbers of common shares issued and treasury shares as of April 30, 2005:

(1) Total number of common shares issued:	1,358,537,606 shares
(2) Total number of treasury shares:	7,854 shares (all shares were purchased as less-than-one-unit shares and included in the total number of common shares issued)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303,TSE First Section)

Notice on Issuance of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday, May 24, 2005) — Shinsei Bank, Limited (the "Bank") hereby serves notice that at a meeting held today, the Board of Directors resolved to submit a proposal of issuance of Stock Acquisition Rights stipulated in Articles 280-20 and 280-21 of the Commercial Code of Japan free of charge for the purpose of introducing the stock option plan at the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") to be held on June 24, 2005, with details as follows:

I. Reason for issuing Stock Acquisition Rights to persons other than shareholders under especially favorable conditions

The reason for issuing Stock Acquisition Rights to persons other than shareholders under especially favorable conditions is to introduce the stock option plan for the purpose of accelerating willingness and morale of a part of directors, Statutory Executive Officers and employees of the Bank as well as directors and employees of its wholly owned subsidiaries to improve performance of the Bank and thus increasing corporate value of the Bank.

The Board of Directors of the Bank shall issue Stock Acquisition Rights which have different exercise periods and exercise conditions under the scope approved as "II. Outline of issuance of Stock Acquisition Rights" below.

II. Outline of issuance of Stock Acquisition Rights

1. Class of shares that can be purchased through the exercise of Stock Acquisition Rights
   Common shares of the Bank

2. Number of shares that can be purchased through the exercise of Stock Acquisition Rights
   Up to 24,000,000 shares in total
   The number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula if the Bank carries out a stock split or reverse stock split. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split or reverse stock split and any fractional shares less than one share that may result from such adjustments shall be rounded off.

   Number of shares after adjustment = number of shares before adjustment x ratio of split or reverse split

   Furthermore, if the Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company which allocates its shares to the Bank or its shareholders (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company which allocates its shares to the Bank or its shareholders (*kyuushuu bunkatsu*), the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

3. Total number of Stock Acquisition Rights to be issued
   The maximum number of Stock Acquisition Rights to be issued shall be 24,000 in total. (One thousand shares may be purchased by exercising one Stock Acquisition Right. Provided, however, that adjustments similar to 2 above

shall be made if adjustments are made to the number of shares as stipulated in 2 above.)

4. Issue price of Stock Acquisition Rights

   To be issued free of charge.

5. Amount of money to be paid upon exercise of Stock Acquisition Rights

   The amount payable upon exercising one Stock Acquisition Right shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercising Price") and the number of shares that can be purchased through the exercise of one Stock Acquisition Right as determined in 3 above. The Exercise Price shall be the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the 30 trading days commencing 45 trading days immediately preceding the day that is immediately after the date of issuance of Stock Acquisition Rights (excluding days on which no transactions were concluded) and rounded up to nearest yen. However, if said value is lower than the closing price on issuance date, the closing price of the issuance date itself shall be the Exercise Price.

   If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In the case of reverse stock split, the number of outstanding shares minus the number of shares merged)

   Furthermore, if Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company which allocates its shares to the Bank or its shareholders (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company which allocates its shares to the Bank or its shareholders (*kyuushuu bunkatsu*), the Bank may adjust the Exercise Price as considered necessary.

6. Exercise Period of Stock Acquisition Rights

   The Board of Directors shall determine the exercise period of Stock Acquisition Rights within the period from the issue date of Stock Acquisition Rights to June 23, 2015.

7. Conditions for exercising Stock Acquisition Rights

   (1) In case a Stock Acquisition Rights holder dies and its legal heir completes the succession procedures within a term fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

   (2) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other ways.

   (3) Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Rights" to be entered into between the Bank and Stock Acquisition Rights holders based on resolutions of this Annual Shareholders' Meeting and subsequent Board of Directors meetings.

8. Retirement of Stock Acquisition Rights
   (1) If the Annual Shareholders' Meeting approves a merger agreement that stipulates the Bank as the dissolving company or if the Annual Shareholders' Meeting approves a proposal to approve a stock exchange or stock transfer agreement that makes the Bank a wholly owned subsidiary, the Bank may retire Stock Acquisition Rights without charge.
   (2) If Stock Acquisition Rights holders fall into a situation that does not satisfy conditions stipulated in the "Agreement on the grant of Stock Acquisition Right" in 7 (3) or the legal heir of a Stock Acquisition Right holder does not take the succession procedures stipulated in 7 (1) and lose their rights, the Bank may retire their Stock Acquisition Rights which have not been exercised without charge. Provided, however, that procedures for retirement in this case may be carried out at once after the expiration of the period of the Stock Acquisition Rights herein.

9. Restrictions on the assignment of Stock Acquisition Rights
   Any assignment of Stock Acquisition Rights shall be subject to approval of the Board of Directors of the Bank.

(Note) The above shall be subject to a resolution of the proposal entitled "Issuance of Stock Acquisition Rights as stock options to directors and other staff of the Bank and its subsidiaries" at the 5th Annual Shareholders' Meeting of the Bank to be held on June 24, 2005.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited

(Code: 8303, TSE First Section)

Shinsei Bank Announces 4th Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday May 24, 2005) --- Shinsei Bank, Limited (the "Bank") announced that at a meeting held today, its Board of Directors approved the 4th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 4th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 24, 2004. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	June 1, 2005
2.	Total number of Stock Acquisition Rights to be issued:	250 Stock Acquisition Rights (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	250,000 Common shares of the Bank.
4.	Issue price of stock options:	Free of charge
5.	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on June 1, 2005
6.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on June 1, 2005
7.	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on June 1, 2005) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.
8.	Number of people to whom Stock Acquisition Rights are offered and their details:	1 Statutory Executive Officer of the Bank.
9.	Exercise Period of Stock Acquisition Rights	From July 1, 2006 to June 23, 2014

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 28, 2004

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Fiscal 2004 Financial Results

Tokyo (Tuesday, May 24, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results for Fiscal Year 2004 ended March 31, 2005.

FY2004 Financial Highlights

(all figures compared to FY2003)

- Consolidated revenue grew 46.1% to 181.0 billion yen (management accounting basis)
  - Institutional Banking: 97.0 billion yen, +9%
  - Non-bank Finance: 46.2 billion yen
  - Retail Banking: 37.5 billion yen, +74%
- Consolidated reported net income grew 1.6% to 67.4 billion yen
- Consolidated cash basis net income grew 12.5% to 74.7 billion yen
- Non-interest income as a percentage of total revenue grew to 63.1% from 54.5% (management accounting basis)
- Expense to revenue ratio decreased to 53.1% from 55.5% in FY2003 (management accounting basis)
- Problem claims to total claims decreased to 1.43% (non-consolidated) as of March, 2005.

1. Income Statement:

Shinsei Bank reported consolidated revenue of 181.0 billion yen, an increase of 46.1%, for the period ended March 31, 2005. Consolidated net income increased 1.6% to 67.4 billion yen. Diluted earnings per share for the year were 34.98 yen, an increase of 6.8% from FY2003.

Shinsei continued to make progress diversifying its revenue sources and increasing the contribution of non-interest income. In FY2004, non-interest income increased to 114.1 billion yen from 67.5 billion yen in FY2003 – a gain of 68.9% and a record 63.1% of total revenue. During the year, the Bank took actions to build its non-bank business by acquiring a 67.12% majority stake in Aplus Co., Ltd ("Aplus"), one of the leading Japanese consumer finance companies and acquiring a

96.51% position in Showa Leasing Co. Ltd ("Showa Leasing").

The acquisitions of Aplus and Showa Leasing resulted in the creation of intangible assets. As stated in the First Half Fiscal 2004 results statement, Shinsei Bank will report both reportable net income and supplemental cash net income in order to provide greater transparency and understanding of the bank's underlying performance. For Fiscal Year 2004, consolidated cash basis net income was 74.7 billion yen, an increase of 12.5% compared to FY2003.

Cash basis net income is defined as reported net income adjusted to exclude amortization of total intangibles. During the year, we recorded amortization of total intangibles from Aplus of 7.2 billion yen, net of tax benefit. As of March 31, 2005, Shinsei has a total intangibles balance of approximately 322 billion yen of which 260 billion yen is from Aplus and 61 billion yen is from Showa Leasing.

The timing of the two acquisitions determined their inclusion in the Bank's consolidated income statement. Aplus' second half results are included as the transaction took place at the end of September 2004. Showa Leasing financial results for fiscal 2004 are excluded as the transaction took place at the end of the reporting period.

In the fiscal 2004, the expense to total revenue ratio improved to 53.1% – an improvement from 55.5% in FY 2003.

On a non-consolidated basis, Shinsei Bank's total revenue grew 11.0% to 123.8 billion yen from FY2003. The increase in non-interest income more than offset the decrease in net interest income. Non-consolidated net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) grew 15.7% to 54.9 billion yen, and non-consolidated net income after tax grew 4.3% to 68.0 billion yen from FY2003.

Asset quality improved further as the Bank recorded non-consolidated basis credit recoveries of 16.3 billion yen for FY2004.

2. Business Line Revenue

As a result of the actions taken during the year to bolster the bank's consumer and commercial finance capabilities, Shinsei Bank has three distinct, viable business lines – Institutional Banking, Non-bank Finance and Retail Banking. All three businesses had strong performance in FY2004, positioning the bank for continued growth in FY2005.

Institutional Banking

The Institutional Banking business generated revenue of 97.0 billion yen – an increase of 9.0%

from the previous year. This business now generates more than 60% of its revenues from products which did not exist four years ago. It benefited from strong performance in non-recourse loans, securitizations and credit trading activity.

Non-Bank Finance

FY2004 was a pivotal year in the development of Shinsei's Non-bank Finance business marked by the acquisitions of Aplus and Showa Leasing. In FY2004, the Non-bank Finance businesses contributed 46.2 billion yen, or 25.5% of total revenues. The acquisition of Aplus in September 2004 transformed the business, contributing to the Bank's financial performance while adding new customers, experienced personnel, technical capabilities, and numerous growth opportunities.

Retail Banking

The Retail Banking business continued to build on the progress made in the first half, posting significant gains in revenue, deposits and new customers. For Fiscal 2004, the business generated total revenue of 37.5 billion yen, an increase of 73.9%. The main sources of revenue are interest income from retail deposits and loans, fee income for structured deposits and asset management products and foreign exchange fees from the sale of foreign currency deposits.

Since the launch of the bank in 2000, Shinsei has added 1 million Powerflex customers and now has over 1.3 million retail accounts. New customers continue to be attracted by the convenience and value provided by Shinsei's Better Banking model. During the year Shinsei continued to innovate and improve our customer's banking experience, introducing new type of branch, BankSpot, in Tokyo and Osaka area.

3. Balance Sheet:

Shinsei's loan balance was 3.4 trillion yen at the end of March 2005, an increase of 12.6% from 3.0 trillion yen at the end of March 2004. The increase was the result of strong demand for retail housing loans, non-recourse loans, and lending to non-bank customers. The growth in the loan balance was partially offset by a reduction in lending to less creditworthy customers. The Bank's retail housing loan balance grew 71.6% in FY2004 to 289.2 billion yen as of March 2005. Supported by best-in-class technical infrastructure and risk management practices, the Bank is focusing on growing its asset portfolio in each of its three business lines.

During FY2004, Shinsei's funding mix continued to improve, with total deposits (including NCDs)

increasing 26.3% to 3,452.8 billion yen while debentures and corporate bonds decreased 4.2% to 1,330.9 billion yen. Retail deposits grew strongly, increasing 44.5% to 2.3 trillion yen. Retail funding now comprises 59.8% of our total customer funding, an increase from 54.2% in FY2003.

The growth of retail deposits is consistent with the Bank's strategy to shift its major sources of funding towards deposits and away from debentures, although it retains the ability to access both markets. Although the charter conversion to an ordinary bank was completed in April 2004, Shinsei still possesses the right to issue debentures through March 2014.

4. Non-performing Loans (non-consolidated):

Shinsei Bank made further progress to bring down its non-performing loan balance. As of March 31, 2005, total non-performing loans were at 51.8 billion yen – a decline of 45.5 billion yen or 46.8% for the year. Non-performing loans currently represent 1.43% of total claims outstanding.

5. Reserve for Credit Losses (non-consolidated):

The total reserve for credit losses was 124.4 billion yen as of the end of March 2005, a decline of 53.4 billion yen from the end of March 2004. The Bank maintained a total reserve for credit losses to total claims ratio of 3.4%. The coverage ratio of reserves and collateral to non-performing loans was approximately 94.3% at the end of the period.

6. Capital Ratios:

Shinsei Bank is committed to deploy its excess capital in value-enhancing opportunities. In September 2004, Shinsei Bank acquired a majority interest in Aplus and in March 2005, we acquired a majority interest in Showa Leasing. These transactions reduced the total capital ratio to 11.8%, down from 21.1% in March 2004, and the Tier 1 ratio decreased to 7.0%, down from 16.2% in March 2004. Shinsei Bank's capital predominantly consists of core capital. The net deferred tax asset portion remains at approximately 0.9% of total Tier 1 capital.

7. Earnings Forecast:

Shinsei Bank has provided an expected earnings level for fiscal year 2005 (ending March 31, 2006). The Bank forecasts net income of 63.0 billion yen and a projected cash net income of 93.0 billion yen for fiscal 2005. Cash net income results exclude the amortization of total intangibles.

The acquisitions of Aplus and Showa Leasing resulted in the creation of various intangible assets. Under Japanese accounting rules, these assets are amortized. The amortization period for identifiable intangibles depends on the nature of the underlying intangible assets and ranges

between 10 and 20 years. Residual goodwill is amortized over 20 years. The amortization results in a non-cash charge against Shinsei Bank's consolidated net income. To increase transparency and understanding of the Bank's underlying performance, Shinsei reports both reportable net income and a supplemental cash net income.

For fiscal 2005, Shinsei expects to amortize approximately 30 billion yen of the identifiable intangible assets and residual goodwill.

At the press conference announcing the results, Masamoto Yashiro, the Chairman, President and CEO of Shinsei Bank, said the following:

"Our results for the fiscal year 2004 demonstrate the success of our strategy – to deliver Better Banking to our institutional, retail and non-bank finance customers. Each of our three businesses generated higher earnings with excellent momentum entering FY2005. The early investments in world-class technology, risk management systems and specialized banking talent combined with a laser focus on the needs of our customers are delivering results. The bank has performed well and is an excellent position to deliver sustainable long-term growth in the future."

Conference call and webcast:
John Mack, Chief Financial Officer, will discuss full year 2004 results in a conference call at 9:00 pm, Tokyo Time [8:00 am (New York Time), 1:00 pm (London Time)] later today.
The call can be accessed via a webcast available on the Shinsei Bank website at *http://www.shinseibank.com/english*

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of operations

	for the fiscal years ended		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**Change**	
	a	b	a-b	%
Total revenue *1	**181.0**	123.9	57.1	46.1%
Net interest income	**66.9**	56.3	10.6	18.8%
General and administrative expenses *1	**96.1**	68.7	27.4	39.9%
Ordinary business profit (*jisshitsu gyomu jun-eki*) *1	**84.9**	55.1	29.8	54.1%
Credit recoveries	**0.9**	15.4	(14.5)	(94.2)%
Total intangible amortization *2	**11.7**	0.0	11.7	n.m.
Taxes and others	**(6.7)**	(4.1)	(2.5)	61.0%
Net income	**67.4**	66.4	1.0	1.5%
Cash basis net income *3	**74.7**	66.4 *4	8.3	12.5%

*1 Management accounting basis

*2 Amortization of fair value adjustments for assets and liabilities related to Aplus (2.9 billion yen) is included

*3 Exclude the amortization of total intangible assets and consolidation goodwill, net of tax benefit, recorded through Aplus acquisitions

*4 Assuming cash basis net income is equal to net income for the fiscal year ended March 2004

Business Line Revenue

	as of the end of		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**Change**	
	a	b	a-b	%
Institutional Banking	**97.0**	89.0	8.0	9.0%
Non-Bank Finance	**46.2**	5.7	40.5	710.5%
Retail Banking	**37.5**	21.6	15.9	73.6%
ALM/Corporate/Other *	**0.1**	7.5	(7.3)	(97.3)%
Total revenue	**181.0**	123.9	57.1	46.1%

* ALM/Corporate/Other largely includes net corporate treasury results, and certain income from proprietary investments.

Balance Sheet Data

	as of the end of		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**Change**	
	a	b	a-b	%
Total assets	**8,576.3**	6,343.7	2,232.6	35.2%
Cash and due from banks	**277.5**	312.7	(35.2)	(11.2)%
Monetary assets held in trust	**372.2**	242.7	129.5	53.3%
Securities	**1,478.2**	1,483.2	(5.0)	(0.3)%
Loans and bills discounted	**3,430.4**	3,047.0	383.3	12.6%
Intangible assets *	**77.2**	-	77.2	n.m.
Consolidation goodwill, net	**244.0**	-	244.0	n.m.
Customers' liabilities for acceptances and guarantees	**1,058.1**	38.3	1,019.8	2662.7%
Total liabilities	**7,735.7**	5,612.7	2,122.9	37.8%
Deposits (including NCDs)	**3,452.8**	2,734.4	718.4	26.3%
Debentures and corporate bonds	**1,330.9**	1,388.6	(57.7)	(4.2)%
Call money	**204.2**	112.5	91.7	81.5%
Minority interests in subusidiaries	**53.8**	0.9	52.9	5877.8%
Total shareholders' equity	**786.6**	730.0	56.5	7.7%

* Identified intangible assets recorded through Aplus and Showa Leasing acquisitions

Per share data

(yen)

		for the fiscal years ended	
		Mar. 2005	Mar. 2004
Common shareholder's equity		**329.65**	287.94
Basic net income		**46.78**	46.03
Diluted net income	(Reported basis)	**34.98**	32.75
	(Cash basis)	**38.77**	32.75

Capital Adequacy Ratio

(billions of yen)

	as of the end of			
	Mar. 2005	Mar. 2004	**change**	
	a	b	a-b	%
Capital Adequacy Ratio	**11.77%**	21.13%	(9.4)	n.m.
Tier I Ratio	**7.00%**	16.15%	(9.2)	n.m.
Tier I Capital	**463.0**	720.3	(257.3)	(35.7)%
Tier II Capital	**338.6**	226.8	111.8	49.3%
Risk Assets	**6,612.8**	4,458.7	2,154.1	48.3%

References

	as of the end of	
	Mar. 2005	Mar. 2004
Exchange Rate (･/$)	**107.39**	105.70
Nikkei Average	**11,565.88**	11,715.39

Financial Data - Consolidated

1. Risk Monitored Loans

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Loans to bankrupt obligors	2.6	(5.1)	(5.3)	7.8	7.9
Non-accrual delinquent loans	48.1	(13.1)	(21.3)	61.3	69.5
Loans past due for 3 months or more	5.5	0.7	(2.6)	4.8	8.2
Restructured loans	23.6	0.7	14.3	22.9	9.2
Total risk monitored loans	80.0	(16.9)	(14.9)	96.9	94.9

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Loans and bills discounted	3,430.4	355.7	383.3	3,074.6	3,047.0

(% to total loans)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Loans to bankrupt obligors	0.1%	(0.2)%	(0.2)%	0.3%	0.3%
Non-accrual delinquent loans	1.4%	(0.6)%	(0.9)%	2.0%	2.3%
Loans past due for 3 months or more	0.2%	0.0%	(0.1)%	0.2%	0.3%
Restructured loans	0.7%	0.0%	0.4%	0.7%	0.3%
Total risk monitored loans	2.3%	(0.9)%	(0.8)%	3.2%	3.1%

2. Reserve for Credit Losses

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Reserve for credit losses	149.7	(7.7)	(28.1)	157.5	177.9
General	43.2	(6.7)	(17.7)	50.0	61.0
Specific	106.5	(1.0)	(10.3)	107.5	116.8
Restructuring countries	0.0	(0.0)	0.0	0.0	0.0

2. Reserve Ratio to Risk Monitored Loans

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
% on risk monitored loans	187.2%	24.6%	(0.2)%	162.6%	187.4%

3. Subsidiaries and Affiliates

	Mar.31, 05	Mar.31, 04
Consolidated subsidiaries	76	51
Affiliates accounted for using the equity method	9	4

Consolidated Statements of Income

(millions of yen)

	FY2004	FY2003	Change	
	a	b	a-b	%
Operating income	**248,641**	172,359	**76,282**	**44.3%**
Interest income	**101,396**	89,192	12,204	13.7%
Interest on loans and bills	77,353	64,312	13,041	20.3%
Interest and dividends on securities	15,862	15,917	(55)	(0.3)%
Fees and commissions (income)	**57,690**	26,193	31,497	120.2%
Trading revenue	**23,992**	3,080	20,912	679.0%
Other business income	**38,231**	23,743	14,488	61.0%
Other operating income	**27,330**	30,149	(2,819)	(9.4)%
Operating expenses	**194,186**	124,967	**69,219**	**55.4%**
Interest expenses	**34,497**	32,009	2,488	7.8%
Interest on deposits,including negotiable certificates of deposit	13,671	12,185	1,486	12.2%
Interest and discounts on debentures	6,184	8,376	(2,192)	(26.2)%
Fees and commissions (expense)	**15,308**	7,249	8,059	111.2%
Trading expenses	-	365	(365)	(100.0)%
Other business expenses	**15,475**	2,482	12,993	523.5%
General and administrative expenses	**97,317**	70,178	27,139	38.7%
Other operating expenses	**31,588**	12,683	18,905	149.1%
Amotization of consolidation goodwill	**4,918**	-	4,918	100.0%
Amotization of identified intangible assets	**3,919**	-	3,919	100.0%
Net operating income	**54,454**	47,391	**7,063**	**14.9%**
Extraordinary income	**11,845**	23,320	(11,475)	(49.2)%
Extraordinary expenses	**702**	1,804	(1,102)	(61.1)%
Income before income taxes and minority interests	**65,597**	68,907	(3,310)	(4.8)%
Income taxes (current)	**1,438**	1,463	(25)	(1.7)%
Income taxes (deferred)	**(3,444)**	1,111	(4,555)	(410.0)%
Minority interests in net income (loss) of subsidiaries	**168**	(71)	239	(336.6)%
Net income	**67,435**	66,404	**1,031**	**1.6%**

(billions of yen)

(Ref.) Net business profit (*jisshitsu gyomu jun-eki*) *	**84.9**	55.1	**29.8**	**54.1%**
US$ / yen	**@107.39**	@105.70		

* Management accounting basis, including income from investment in monetary assets held in trust

Consolidated Balance Sheets

-- Assets

(millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**277,593**	312,709	(35,116)	(11.2)%
Call loans	**70,000**	-	70,000	100.0%
Collateral related to securities borrowing transactions	**3,744**	18,121	(14,377)	(79.3)%
Other monetary claims purchased	**320,379**	246,987	73,392	29.7%
Trading assets	**168,501**	635,096	(466,595)	(73.5)%
Monetary assets held in trust	**372,224**	242,750	129,474	53.3%
Securities	**1,478,219**	1,483,234	(5,015)	(0.3)%
Loans and bills discounted	**3,430,421**	3,047,042	383,379	12.6%
Foreign exchanges	**8,550**	9,490	(940)	(9.9)%
Other assets	**850,440**	375,075	475,365	126.7%
Premises and equipment	**418,938**	89,703	329,235	367.0%
Deferred discounts on and issuance expenses for debentures	**284**	179	105	58.7%
Deferred tax assets	**24,623**	22,941	1,682	7.3%
Consolidation goodwill, net	**244,042**	-	244,042	100.0%
Customers' liabilities for acceptances and guarantees	**1,058,161**	38,339	1,019,822	2660.0%
Reserve for credit losses	**(149,799)**	(177,916)	28,117	(15.8)%
Total assets	**8,576,328**	6,343,755	2,232,573	35.2%
US$ / yen	**@107.39**	@105.70		

Consolidated Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits	**3,080,206**	2,263,421	816,785	36.1%
Negotiable certificates of deposit	**372,607**	471,068	(98,461)	(20.9)%
Debentures	**1,242,632**	1,388,696	(146,064)	(10.5)%
Call money	**204,295**	112,559	91,736	81.5%
Payables under repurchase agreements	-	445,634	(445,634)	(100.0)%
Collateral related to securities lending transactions	-	29,275	(29,275)	(100.0)%
Commercial paper	**13,300**	-	13,300	100.0%
Trading liabilities	**69,101**	92,231	(23,130)	(25.1)%
Borrowed money	**1,160,265**	334,416	825,849	247.0%
Foreign exchanges	**20**	4	16	400.0%
Corporate bonds	**88,344**	-	88,344	100.0%
Other liabilities	**412,763**	424,899	(12,136)	(2.9)%
Accrued employees bonuses	**10,276**	8,722	1,554	17.8%
Reserve for retirement benefits	**3,376**	629	2,747	436.7%
Reserve for loss on disposition of premises and equipment	**153**	-	153	100.0%
Reserve for loss on sale of bonds	-	1,918	(1,918)	(100.0)%
Reserve under special law	**2**	0	2	175.6%
Deferred tax liabilities	**20,262**	42	20,220	48142.9%
Consolidation negative goodwill	-	915	(915)	(100.0)%
Acceptances and guarantees	**1,058,161**	38,339	1,019,822	2660.0%
Total liabilities	**7,735,769**	5,612,776	2,122,993	37.8%
Minority interests in subsidiaries	**53,891**	977	52,914	5416.0%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Retained earnings	**311,039**	250,737	60,302	24.0%
Net unrealized gain on securities available-for-sale, net of taxes	**3,043**	7,154	(4,111)	(57.5)%
Foreign currency transaction adjustments	**2,738**	2,255	483	21.4%
Treasury stock, at cost	**(9)**	(1)	(8)	800.0%
Total shareholders' equity	**786,667**	730,000	56,667	7.8%
Total liabilities, minority interests in subsidiaries and shareholders' equity	**8,576,328**	6,343,755	2,232,573	35.2%
US$ / yen	**@107.39**	@105.70		

Consolidated Statements of Cash Flows

(Millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change
I. Cash flows from operating activities:			
Income before income taxes and minority interests	**¥65,597**	¥68,907	(¥3,310)
Depreciation	**3,706**	3,353	353
Amortization of consolidation goodwill	**4,918**	5	4,913
Amortization of identified intangible assets	**3,919**	-	3,919
Equity in gains of affiliates	**(1,762)**	(506)	(1,256)
Net change in reserve for credit losses	**(28,083)**	(40,105)	12,022
Net change in reserve for bonuses payable	**319**	(468)	787
Net change in reserve for retirement benefits	**576**	(5,310)	5,886
Net change in reserve for loss on disposition of premises and equipment	**153**	(450)	603
Net change in provision of reserve for loss on sale of bonds	**(1,918)**	670	(2,588)
Net change in reserve under special law	**1**	-	1
Interest income	**(101,396)**	(89,192)	(12,204)
Interest expenses	**34,497**	32,009	2,488
Gain on securities sold	**(11,752)**	(18,478)	6,726
Gain on monetary asstes held in trust	**(2,431)**	(2,196)	(235)
Net exchange losses	**(4,850)**	24,452	(29,302)
Net change on sale of premises and equipment	**517**	583	(66)
Net change in trading assets	**466,594**	(273,920)	740,514
Net change in trading liabilities	**(23,130)**	(25,265)	2,135
Net change in loans and bills discounted	**(506,571)**	451,744	(958,315)
Net change in deposits	**816,785**	24,029	792,756
Net change in negotiable certificates of deposit	**(98,461)**	141,034	(239,495)
Net change in debentures (other than subordinated debentures)	**(115,388)**	(521,475)	406,087
Net change in borrowed money (other than subordinated debt)	**37,030**	35,528	1,502
Net change in corporate bonds (other than subordinated bonds)	**9,357**	-	9,357
Net change in due from banks (other than deposit with the bank of japan)	**136,664**	(53,846)	190,510
Net change in call loans,commercial paper	**(70,000)**	536	(70,536)
Net cahnge in other monetary claims purchased	**(72,774)**	(26,492)	(46,282)
Net change in collateral related to securities borrowing transactions	**14,377**	(16,155)	30,532
Net change in payables under repurchase agreements	**(445,634)**	280,675	(726,309)
Net change in call money	**91,735**	112,559	(20,824)
Net change in commercial paper	**(3,786)**	-	(3,786)
Net change in collateral related to securities lending transactions	**(29,275)**	(368,069)	338,794
Net cahnge in foreign exchange assets	**939**	783	156
Net change in foreign exchange liabilities	**16**	(8)	24
Net decrease in net trust account	**24,422**	7,005	17,417
Interest received	**122,569**	100,640	21,929
Interest paid	**(33,534)**	(35,599)	2,065
Net change in trading securities	**24,381**	(11,848)	36,229
Net change in monetary assets held in trust	**12,454**	(66,907)	79,361
Others,net	**(106,336)**	(70,381)	(35,955)
Subtotal	**214,446**	(342,159)	556,605
Income taxes paid	**(1,397)**	(1,272)	(125)
Net cash provided by (used in) operating activities	**213,048**	(343,431)	556,479
II. Cash flows from investing activities:			
Purchases of securities	**(4,378,272)**	(2,409,543)	(1,968,729)
Proceeds from sale of securities	**634,712**	701,198	(66,486)
Proceeds from redemption of securities	**3,589,334**	2,135,689	1,453,645
Investment in monetary assets held in trust	**(92,867)**	(7,484)	(85,383)
Proceeds from disposition of monetary assets held in trust	**17,475**	3,883	13,592
Purchases of premises and equipment	**(7,301)**	(5,766)	(1,535)
Proceeds from sale of premises and equipment	**595**	-	595
Acquisiton of new subsidiaries and affiliates	**(75,875)**	(22)	(75,853)
Proceeds from acqusition of new subsidiaries ans affiliates	**10,020**	-	10,020
Additional investment for subsidiaries and affiliates	**-**	(5,799)	5,799
Proceeds from sales of subsidiaries	**-**	22	(22)
Others,net	**1,380**	-	1,380
Net cash (used in) provided by investing activities	**(300,798)**	412,178	(712,976)
III. Cash flows from financing activities:			
Repayment of subordinated debt	**-**	(38,000)	38,000
Proceeds from subordinated bonds	**50,000**	-	50,000
Payment for redemption of subordinated bonds	**(2,570)**	-	(2,570)
Payment for redemption of subordinated debentures	**-**	(2,226)	2,226
Proceeds from minority interests in subsidiaries	**52,500**	-	52,500
Dividends paid	**(7,133)**	(10,333)	3,200
Purchase of tresuary stock	**(3)**	(1)	(2)
Net cash provided by (used in) financing activities	**92,793**	(50,560)	143,353
Ⅳ.Effect of exchage rate changes on cash and cash equivalents	**3**	-	3
Ⅴ. Net change in cash and cash equivalents	**5,047**	18,186	(13,139)
Ⅵ. Cash and cash equivalents at beginning of year	**157,178**	138,991	18,187
Ⅶ. Cash and cash equivalents at end of year	**¥162,226**	¥157,178	¥5,048

Financial Highlights - Non-Consolidated

Results of Operations	*for the fiscal year ended*		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**change**	
	a	b	a-b	%
Total revenue*	**123.8**	111.5	12.3	11.0%
Net business profit *(jisshitsu gyomu jun-eki)**	**54.9**	47.4	7.5	15.8%
Net operating income *(keijou rieki)*	**46.6**	44.8	1.8	4.0%
Reference: (Credit recoveries)	**(16.3)**	(16.7)	0.4	(2.4)%
Net income	**68.0**	65.3	2.7	4.1%
Diluted net income per common share (yen)	**35.32**	32.21	(3.11)	
Dividend per Share (yen) Common	**2.58**	2.22	-	
Class A preferred	**13.00**	13.00	-	
Class B preferred	**4.84**	4.84	-	

* Management accounting basis

Balance Sheet data	*as of the end of*		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**change**	
	a	b	a-b	%
Total assets	**6,396.3**	6,406.3	(10.0)	(0.2)%
Cash and due from banks	**162.2**	305.5	(143.3)	(46.9)%
Securities	**1,820.7**	1,508.2	312.5	20.7%
Corporate equities	**389.6**	29.1	360.5	1238.8%
Loans and bills discounted	**3,443.7**	3,217.8	225.9	7.0%
Debentures	**1,246.8**	1,362.2	(115.4)	(8.5)%
Deposits (including NCDs)	**3,528.8**	2,778.4	750.4	27.0%
Total Shareholders' Equity	**788.9**	729.2	59.6	8.2%

References	**Mar. 2005**	Mar. 2004
Exchange Rate (¥/$)	**107.39**	105.70
Nikkei Average	**11,565.88**	11,715.39

Problem Claims (Based on Financial Revitalization Law)

(billions of yen)

	Mar.31, 05			Sep.30, 04	Mar.31, 04
		Change from Sep.30, 04	Change from Mar.31, 04		
Bankrupt, quasi bankrupt	3.1	(6.8)	(8.0)	9.9	11.1
Doubtful	42.1	(14.9)	(26.7)	57.0	68.8
Sub standard	6.4	(0.1)	(10.7)	6.6	17.2
Total (A)	51.7	(21.9)	(45.5)	73.7	97.3
Loan loss reserves (B)	124.4	(34.1)	(53.4)	158.6	177.9
Reserve ratio (B)/(A)	240.5%	25.3%	57.7%	215.2%	182.8%
(Ref.) At or below "need caution" level	123.7	(43.7)	(100.8)	167.4	224.5

5. Reserve Ratio to Risk Monitored Loans

	Mar.31, 05			Sep.30, 04	Mar.31, 04
		Change from Sep.30, 04	Change from Mar.31, 04		
% on risk monitored loans	248.6%	27.4%	58.1%	221.2%	190.5%

Non-Consolidated Statements of Income

(millions of yen)

	FY2004	FY2003	Change	
	a	b	a-b	%
Operating income	**173,068**	162,890	**10,178**	**6.2%**
Interest income	**81,826**	87,833	(6,007)	(6.8)%
Interest on loans and bills	58,569	63,578	(5,009)	(7.9)%
Interest and dividends on securities	15,551	16,467	(916)	(5.6)%
Fees and commissions (income)	**20,516**	18,883	1,633	8.6%
Trading revenue	**22,305**	2,590	19,715	761.2%
Other business income	**10,765**	16,464	(5,699)	(34.6)%
Other operating income	**37,654**	37,117	537	1.4%
Operating expenses	**126,370**	118,083	**8,287**	**7.0%**
Interest expenses	**29,127**	31,715	(2,588)	(8,2)%
Interest on deposits,including negotiable certificates of deposit	13,712	12,229	1,483	12.1%
Interest and discounts on debentures	6,201	8,397	(2,196)	(26.2)%
Fees and commissions (expense)	**8,859**	7,138	1,721	24.1%
Trading expenses	**113**	435	(322)	(74.0)%
Other business expenses	**4,939**	2,388	2,551	106.8%
General and administrative expenses	**70,088**	65,462	4,626	7.1%
Other operating expenses	**13,242**	10,942	2,300	21.0%
Net operating income	**46,697**	44,806	**1,891**	**4.2%**
Extraordinary income	**18,737**	23,002	(4,265)	(18.5)%
Extraordinary expenses	**575**	1,614	(1,039)	(64.4)%
Income before income taxes	**64,859**	66,193	(1,334)	(2.0)%
Income taxes (current)	**(2,374)**	(1,095)	(1,279)	116.8%
Income taxes (deferred)	**(864)**	1,968	(2,832)	(143.9)%
Net income	**68,097**	65,320	**2,777**	**4.3%**
Retained earnings brought forward from previous term	**243,351**	186,297	**57,054**	**30.6%**
Interim dividends paid	**3,688**	3,444	**244**	**7.1%**
Transfer to legal reserve	**737**	688	**49**	**7.1%**
Unappropriated retained earnings	**307,022**	247,485	**59,537**	**24.1%**
US$ / yen	**@107.39**	@105.70		

Non-Consolidated Balance Sheets -- Assets

(millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**162,208**	305,563	(143,355)	(46.9)%
Call loans	**70,000**	-	70,000	100.0%
Collateral related to securities borrowing transactions	**3,744**	18,121	(14,377)	(79.3)%
Other monetary claims purchased	**108,410**	91,286	17,124	18.8%
Trading assets	**166,817**	633,488	(466,671)	(73.7)%
Monetary assets held in trust	**415,395**	355,327	60,068	16.9%
Securities	**1,820,753**	1,508,204	312,549	20.7%
Loans and bills discounted	**3,443,721**	3,217,804	225,917	7.0%
Foreign exchanges	**8,550**	9,490	(940)	(9.9)%
Other assets	**220,972**	334,547	(113,575)	(33.9)%
Premises and equipment	**26,499**	24,123	2,376	9.8%
Deferred discounts on and issuance expenses for debentures	**285**	166	119	71.7%
Deferred tax assets	**23,543**	21,790	1,753	8.0%
Customers' liabilities for acceptances and guarantees	**49,896**	64,358	(14,462)	(22.5)%
Reserve for credit losses	**(124,499)**	(177,960)	53,461	(30.0)%
Total assets	**6,396,302**	6,406,313	**(10,011)**	**(0.2)%**
US$ / yen	**@107.39**	@105.70		

Non-Consolidated Balance Sheets

-- Liabilities and shareholders' equity

(millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits	**3,156,271**	2,307,413	848,858	36.8%
Negotiable certificates of deposit	**372,607**	471,068	(98,461)	(20.9)%
Debentures	**1,246,862**	1,362,261	(115,399)	(8.5)%
Call money	**204,295**	112,559	91,736	81.5%
Payables under repurchase agreements	**-**	445,634	(445,634)	(100.0)%
Collateral related to securities lending transactions	**-**	29,275	(29,275)	(100.0)%
Trading liabilities	**64,296**	90,336	(26,040)	(28.8)%
Borrowed money	**325,394**	335,311	(9,917)	(3.0)%
Foreign exchanges	**289**	280	9	3.2%
Corporate bonds	**50,000**	-	50,000	100.0%
Other liabilities	**128,663**	449,169	(320,506)	(71.4)%
Accrued employees bonuses	**7,616**	6,971	645	9.3%
Reserve for retirement benefits	**1,010**	473	537	113.5%
Reserve for loss on disposition of premises and equipment	**153**	-	153	100.0%
Reserve for loss on sale of bonds	**-**	1,918	(1,918)	(100.0)%
Acceptances and guarantees	**49,896**	64,358	(14,462)	(22.5)%
Total liabilities	**5,607,357**	5,677,033	**(69,676)**	**(1.2)%**
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Additional paid-in capital	**18,558**	18,558	-	-
Retained earnings	**313,272**	252,308	60,964	24.2%
Legal reserve	**6,249**	4,823	1,426	29.6%
Unappropriated retained earnings	**307,022**	247,485	59,537	24.1%
Net unrealized gain on securities available-for-sale, net of taxes	**5,822**	7,118	(1,296)	(18.2)%
Treasury stock, at cost	**(4)**	(1)	(3)	(300.0)%
Total shareholders' equity	**788,945**	729,280	59,665	8.2%
Total liabilities and shareholders' equity	**6,396,302**	6,406,313	**(10,011)**	**(0.2)%**
US$ / yen	**@107.39**	@105.70		

Financial Data - Non-Consolidated

1. Yield

	FY'04	FY'03	Change
Average Yield on Earning Assets (a)	**1.59%**	1.70%	(0.11)%
Loans	**1.83%**	1.94%	(0.11)%
Securities	**1.01%**	1.04%	(0.03)%
Average Funding Cost (b) *	**1.98%**	1.95%	0.03%
Average Yield on Funding Cost (c)	**0.56%**	0.63%	(0.07)%
Deposits and Negotiable Certificates of Deposit	**0.42%**	0.45%	(0.03)%
Debentures	**0.47%**	0.56%	(0.09)%
Spread (a-b)	**(0.39)%**	(0.25)%	(0.14)%
Spread (a-c)	**1.03%**	1.07%	(0.04)%

* (b) includes expenses as a part of funding cost.

2. Risk Monitored Loans

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.30, 04	Sep.30, 04	Mar.31, 04
Loans to bankrupt obligors	**2.3**	(4.9)	(5.2)	7.2	7.5
Non-accrual delinquent loans	**41.2**	(16.5)	(27.3)	57.7	68.6
Loans past due for 3 months or more	**3.1**	(0.1)	(5.0)	3.2	8.2
Restructured loans	**3.3**	(0.0)	(5.7)	3.3	9.0
Total risk monitored loans	**50.0**	(21.6)	(43.3)	71.7	93.4
Loans and bills discounted	**3,443.7**	71.2	225.9	3,372.5	3,217.8

(% to total loans)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.30, 04	Sep.30, 04	Mar.31, 04
Loans to bankrupt obligors	**0.1%**	(0.1)%	(0.1)%	0.2%	0.2%
Non-accrual delinquent loans	**1.2%**	(0.5)%	(0.9)%	1.7%	2.1%
Loans past due for 3 months or more	**0.1%**	0.0%	(0.2)%	0.1%	0.3%
Restructured loans	**0.1%**	0.0%	(0.2)%	0.1%	0.3%
Total risk monitored loans	**1.5%**	(0.6)%	(1.4)%	2.1%	2.9%

3. Reserve for Credit Losses

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Reserve for credit losses	124.4	(34.1)	(53.4)	158.6	177.9
General	56.1	4.3	(5.6)	51.7	61.7
Specific	68.3	(38.5)	(47.8)	106.8	116.1
Restructuring countries	0.0	(0.0)	0.0	0.0	0.0

4. Reserve Ratio to Risk-Monitored Loans

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar. 31, 04
% on risk monitored loans	248.6%	27.4%	58.1%	221.2%	190.5%

5. Problem Claims (Under Financial Revitalization Law)

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.30, 04	Sep.30, 04	Mar.31, 04
Bankrupt, quasi bankrupt	3.1	(6.8)	(8.0)	9.9	11.1
Doubtful	42.1	(14.9)	(26.7)	57.0	68.8
Sub standard	6.4	(0.1)	(10.7)	6.6	17.2
Total (A)	51.7	(21.9)	(45.5)	73.7	97.3
Loan loss reserves (B)	124.4	(34.1)	(53.4)	158.6	177.9
Reserve ratio (B)/(A)	240.5%	25.3%	57.7%	215.2%	182.8%
(Ref.) At or below "need caution" level	123.7	(43.7)	(100.8)	167.4	224.5

6. Average Balance of Assets and Liabilities

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.30, 04	Sep.30, 04	Mar.31, 04
Deposits including NCDs	3,239.0	221.1	557.9	3,017.8	2,681.0
Debentures	1,319.2	(13.0)	(173.7)	1,332.3	1,492.9
Loans & Bills Discounted	3,186.9	116.6	(82.7)	3,070.2	3,269.7

7. Balance of Deposits from Individuals

(billions of yen)

	Mar.31, 05	Mar.31, '04	Change	
	a	b	a-b	%
Balance of Deposits from individuals	2,277.7	1,578.5	699.1	44.3%

8. Balance of Housing Loans

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Balance of housing loans	289.2	44.1	120.6	245.0	168.5

9. Unrealized Gains on Available-for-Sale Securities

(Consolidated)

(millions of yen)

	Mar.31, 05		
	unrealized gains (net)	gains	losses
Equities	**1,784**	1,788	3
Bonds	**791**	1,031	240
Other	**2,682**	3,494	812
Total	**5,257**	6,314	1,056

(Non-Consolidated)

(millions of yen)

	Mar.31, 05		
	unrealized gains (net)	gains	losses
Equities	**1,208**	1,208	-
Bonds	**740**	981	240
Other	**2,657**	3,470	812
Total	**4,607**	5,660	1,053

10. Problem Claims

A. Losses on Disposals

(Consolidated)

(billions of yen)

As of	Net provision of general reserve for loan losses	Disposal of problem claims	Total credit costs
March 31, 2005	**(3.9)**	**2.9**	**(0.9)**
September 30, 2004	(10.4)	(0.1)	(10.6)
March 31, 2004	(19.7)	4.3	(15.4)

(Non-Consolidated)

(billions of yen)

As of	Net provision of general reserve for loan losses	Disposal of problem claims	Total credit costs
March 31, 2005	**(5.2)**	**(11.0)**	**(16.3)**
September 30, 2004	(9.6)	(0.6)	(10.3)
March 31, 2004	(19.8)	3.1	(16.7)

B. Final Disposal of Claims and New Claims

(1) Balance of Claims

(billions of yen)

As of	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A)+(B)
March 31, 2005	**3.1**	42.1	45.3
Claims newly added from April 1, 2004 to March 31, 2005	**0.9**	7.8	8.8
Claims removed from April 1, 2004 to March 31, 2005	**(11.3)**	(32.2)	(43.6)
Net change from April 1, 2004 to March 31, 2005	**(8.0)**	(26.7)	(34.7)
March 31, 2004	11.1	68.8	80.0

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2005 includes JPY2.2 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2004 includes JPY11.1 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

(2) Balance (comparison with the interim period end)

(billions of yen)

As of	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A)+(B)
September 30, 2004	**9.9**	57.0	67.0
Claims newly added from October 1, 2004 to March 31, 2005	**0.7**	4.8	5.6
Claims removed from October 1, 2004 to March 31, 2005	**(9.9)**	(17.3)	(27.3)
Net change from October 1, 2004 to March 31, 2005	**(6.8)**	(14.9)	(21.7)

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2004 includes JPY8.5 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

C. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization	
				Total (D)	Sale to RCC
Results of the fiscal year ended March 31, 2005	**(4.8)**	**0.0**	**(0.7)**	**(22.0)**	**-**
Results of the six months ended September 30, 2004	-	-	-	(13.2)	-
Plan of the fiscal year ended March 31, 2006	N.A.	N.A.	N.A.	N.A.	N.A.

(billions of yen)

	Write-off (E)	Other total (F)			Total (sum of A through F)
			Collection & repayment (G)	Business improvement (H)	
Results of the fiscal year ended March 31, 2005	**(2.7)**	**(13.0)**	**(11.6)**	**(1.4)**	**(43.6)**
Results of the six months ended September 30, 2004	(0.1)	(5.2)	(3.5)	(1.6)	(18.5)
Plan of the fiscal year ended March 31, 2006	N.A.	(10.8)	(10.8)	N.A.	(10.8)

D. Financial Support for Borrowers

(billions of yen, number)

	Amount	Number of cases	Company
Debt forgiveness	0	1	
Based on private liquidation guideline	-	-	
Debt equity swap	-	-	
Underwriting of preferred shares	-	-	
Total	0	1	

E. Reserve Ratio

	As of March 31, 2005	As of Sep. 30, 2004	As of March 31, 2004
(i) Legally or Virtually Bankrupt Obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly Bankrupt Obligors (out of unsecured portion of claims)	92.98%	97.04%	99.56%
(iii) Substandard Obligors (out of unsecured portion of claims)	83.92%	93.04%	94.25%
(iv) Caution Obligors (except for Substandard Obligors) (out of unsecured portion of claims)	30.29%	27.17%	25.72%
(out of total claims)	11.37%	10.93%	11.91%
(v) Normal Obligors (out of total claims)	0.73%	0.78%	0.98%

F. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

Earnings Forecast for FY2005

(Consolidated)

(billions of yen)

	(Forecast) For the period ending Sept.30, 2005	(Forecast) For the year ending March 31, 2006	(Actual) For the period ending Sept.30, 2004	(Actual) For the year ended March 31, 2005
Ordinary business profit *(jisshitsu gyomu jun-eki)* **	55.0	120.0	34.3	84.9
Net operating income *(keijo rieki)*	28.0	62.0	28.5	54.4
Net income	28.0	63.0	40.7	67.4
Cash basis net income *	43.0	93.0		74.7

* Excludes amortization of Aplus and Showa Leasing's identified intangibles, net of deferred tax liabilities and amortization of residual goodwill. (FY2004 actual, 7.2 billion yen, FY2005 forecast, 30 billion yen)

** Management accounting basis

(Non-consolidated)

(billions of yen)

	(Forecast) For the period ending Sept.30, 2005	(Forecast) For the year ending March 31, 2006	(Actual) For the period ending Sept.30, 2004	(Actual) For the year ended March 31, 2005
Net business profit *(jisshitsu gyomu jun-eki)* **	30.0	62.0	29.2	54.9
Net operating income *(keijo rieki)*	30.0	62.0	24.6	46.6
Net income	32.0	68.0	37.2	68.0

** Management accounting basis



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank International ATMs Accept Cirrus and MasterCard

Tokyo (Thursday, May 26, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATMs which currently accept cash and credit cards issued by foreign institutions ("International ATMs") also start accepting Cirrus, MasterCard International and Maestro cards issued overseas. In addition to cards issued by PLUS, VISA International and VISA Electron, Shinsei International ATMs are now able to accept about 2 billion cards issued worldwide.

Since September 2004, Shinsei Bank has installed 51 International ATMs in the Tokyo Metropolitan and Kinki areas, such as in Roppongi Hills (Minato-ku, Tokyo). International ATMs provide convenient services to overseas travelers, foreigners living in Japan and Japanese customers who hold overseas bank accounts.

Unlike many other countries, most Japanese ATMs, with the exception of Japan Post and a small number of financial institutions, have not been able to accept cards issued overseas. There have been calls for change both locally and abroad, following many incidents of overseas travelers expecting to be able to use cards from their home country in Japan, only to end up with cash shortage problems. On the other hand, a Shinsei Bank cash card can be used to withdraw cash in the local currency at nearly 950,000 ATMs in 150 countries participating in the PLUS network. As a financial institution forming part of a global network, Shinsei Bank considers providing ATM services to foreign cash cardholders as its duty.

Shinsei Bank plans to install more International ATMs in high-demand areas including airports and business districts.

Foreign cards accepted:

Card type	Issuing Institution
Cash card	Financial institutions participating in the PLUS or Cirrus networks
Credit card	VISA International, MasterCard International
Debit card	Financial institutions participating in the VISA Electron or Maestro networks

Operating hours: 24 hours/365 days (hours may differ depending on location and issuing institution)

ATM locations: 51 ATMs at 36 locations including Roppongi Hills (Minato-ku, Tokyo) and Tokyo Metro Stations (Ningyocho, Ogikubo, Nogizaka, and Kiba)

Services: Withdrawal, cash advance and balance inquiry

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Wednesday, June 1, 2005) --- Shinsei Bank, Limited (the "Bank") announced that details of Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on May 24, 2005 were determined today. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	June 1, 2005
2.	Total number of Stock Acquisition Rights to be issued:	250 (if Stock Acquisition Rights are retired due to the occurrence of any of their retirement events, the number of Stock Acquisition Rights will be reduced)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	250,000 common shares of the Bank (number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
4.	Amount payable when exercising Stock Acquisition Rights:	551,000 yen per 1 Stock Acquisition Right (551 yen per share)
	The payment amount shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding June 1, 2005 and 1.01 and the number of shares that can be purchased through the exercise of 1 Stock Acquisition Right.	
5.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	137,750,000 yen
6.	Amount capitalized when issuing shares through the exercise of Stock Acquisition Rights:	276 yen per share
7.	Exercise Period of Stock Acquisition Rights	From July 1, 2006 to June 23, 2014

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the annual general meeting of shareholders ("Annual Shareholders' Meeting"): May 28, 2004

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Commencement of Leasing Alliance Discussion with The Norinchukin Bank

Tokyo (Wednesday, June 1, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it agreed with The Norinchukin Bank to start discussion on a business alliance in the field of general and auto leasing. Both parties intends to achieve the long-term growth and to increase value of their respective leasing companies, Showa Leasing Co., Ltd. ("Showa Leasing") and Kyodo Leasing Co., Ltd. ("Kyodo Leasing"), through the realization of marketing and operational synergies.

Showa Leasing has nominated two executives from The Norinchukin Bank and Kyodo Leasing to serve as Showa Leasing's executive and non-executive directors. These nominations are scheduled to be approved at Showa Leasing's ordinary shareholders' meeting on June 27, 2005.

Kyodo Leasing is a leasing company which operates as the primary leasing provider to the JA Group and finances IT, industrial and commercial equipment as well as over 45,000 vehicles.

Showa Leasing is a leading leasing company with a long history and active collaboration agreement with Resona Bank. In March 2005, Showa Leasing became a subsidiary of Shinsei Bank as part of Shinsei's strategy to expand its non-bank business. Showa Leasing presently has 550 billion yen in consolidated assets, serves over 40,000 customers, mostly small and midsize companies, and handles a wide range of industrial, commercial and office equipments. Showa Leasing operates its auto leasing business through its wholly-owned subsidiary, Showa Auto Rental & Leasing Co., Ltd. which oversees a fleet of 75,000 vehicles.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

"Color your life" With 32 New Color Cash Cards

Tokyo (Monday, June 6, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of 32 brand new color cash cards for PowerFlex account customers. This is the first time customers have been given the choice of 32 color cash cards.

Each of the 32 simple designs has been named according to the image portrayed, with examples such as "Big Sky", "Sunflower", "Baby Face" and "Grasshopper". Customers can choose a color from the 32 colors available to complement their style when they open a PowerFlex account. As with the original Shinsei cash cards, customers can use their newly designed cards to make free transactions at 60,000 ATMs nationwide, including 24/7 Shinsei ATMs, IY Bank ATMs located inside 24/7 Seven-Eleven convenience stores, Japan Post and all major Japanese Banks.

The 32 colorful new designs are part of the Bank's mission to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers with the aim of being the bank of choice.

Examples of 32 Color Cash Cards



******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code:8303 TSE, First Section)

Shinsei Bank Announces Projections for Fiscal Year 2004 Results

Tokyo (Tuesday, April 26, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its projected results for the Fiscal Year 2004 ended March 31, 2005, as below.

1. Profit

<Consolidated>

(in billions of yen)

	Results for FY2003	Projections of results for FY 2004	(Reference) Projections of results for FY 2004 (previously announced on December 20, 2004)
Actual net business profit *1 (Consolidated)	55.1	84.0	
Net operating income (Consolidated)	47.3	55.0	64.0
Net income (Consolidated)	66.4	67.5	65.0
Cash basis net income *2 (Consolidated)		74.5	74.0

<Non-consolidated>

(in billions of yen)

	Results for FY2003	Projections of results for FY 2004	(Reference) Projections of results for FY 2004 (previously announced on December 20, 2004)
Actual net business profit *3 (Non-consolidated)	47.4	55.0	56.0
Net operating income (Non-consolidated)	44.8	46.5	52.0
Net income (Non-consolidated)	65.3	68.0	66.0

*1 Actual net business profit: Net business profit before general reserve for loan losses for management accounting essentially based on the Revitalization Plan standard.

*2 Cash basis net income exclude the amortization of total intangibles recorded thrhough Aplus' transaction,etc.

*3 Actual net business profit: Net business profit before general reserve for loan losses based on the Revitalization Plan standard.

For the Fiscal Year 2004 ended March 31, 2005, the Bank posted higher Net Business Profit (jisshitsu gyomu jun-eki), Net Operating Income (keijo rieki) and Net Income, respectively and both on consolidated and non-consolidated basis, compared to the Fiscal Year 2003 ended March 31,2004. This is partly due to the retail banking business becoming profitable as well as improved performance in the institutional banking business.

The Bank plans to pay year-end dividends as forecasted at the beginning of the term subject to the approval by the board at the next board meeting. Year-end common dividends will be 1.29 yen per share (annual common dividends will be 2.58 yen per share, as compared to the annual common dividends of 2.22 yen per share paid in the previous fiscal year.)

2. Amount of major account

<Non-consolidated> (in billions of yen)

	as of Mar.-2004 (a)	as of Sep.-2004	as of Mar.-2005 (b)	changes (b-a)
Loans	3,217.8	3,372.5	3,443.7	225.9
Securities	1,508.2	1,396.9	1,820.7	312.5
Total assets	6,406.3	6,534.1	6,396.3	(10.0)
Deposits & NCD	2,778.4	3,238.2	3,528.8	750.4
Debentures	1,362.2	1,337.4	1,246.8	(115.4)
Total capital	729.2	759.4	788.9	59.7

3.Problem claims to be classified in categories under the Financial Revitalization Law

<Non-consolidated> (in billions of yen)

	as of Mar.-2004 (a)	as of Sep.-2004	as of Mar.-2005 (b)	changes (b-a)
Problem claims total	97.3	73.7	51.8	(45.5)
Problem claims ratio	2.78%	2.01%	1.43%	(1.35%)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Response from Deposit Insurance Corporation for Our Indemnity Claims

Tokyo (Monday, May 2, 2005) --- Shinsei Bank, Limited, ("Shinsei Bank") hereby announces that, regarding a total indemnity of approximately 13.4 billion yen in respect of losses incurred by us arising out of litigation against EIE International Corporation ("EIEI") and its related parties ("EIEI Related Losses"), which we sought from the Deposit Insurance Corporation of Japan ("DIC") on December 27, 2004, Shinsei Bank received a response on Thursday, April 28, 2005 from DIC that DIC cannot accept the claim for the EIEI Related Losses. Details are as follows.

1. Outline of Response from DIC

The response from DIC which Shinsei Bank received is in summary as follows: DIC cannot accept our claim for indemnity in connection with the EIEI Related Losses for the reason that our claim includes certain items which shall not be within the scope of the indemnity under Section 5.2.2 of the Share Purchase Agreement[1] and that Shinsei Bank does not clearly demonstrate the scope of its losses subject to the indemnity. More specifically, DIC states, among other things, that a series of litigation proceedings regarding EIEI Related Losses are not deemed to have been pending within three years following the closing date (the "Closing Date") as specified by the Share Purchase Agreement.

2. Our View and Strategy

Shinsei Bank believes that the entire claims sought from DIC should be covered by DIC's indemnity under the Share Purchase Agreement since all the claims are attributable to transactions made by the former Long-Term Credit Bank of Japan, Ltd. ("LTCB") and Shinsei Bank has duly completed all necessary requirements under the Share Purchase Agreement in order to seek the indemnity, including, among other things, giving a notice to DIC within three years following the Closing Date.

Shinsei Bank has regrettably determined that it would be difficult for Shinsei Bank to reach an agreement with DIC even if both parties were to consult further and it is more desirable to address this issue through a legal procedure which is more fair and transparent. Shinsei Bank has also decided that it will enter into a legal proceeding as soon as it clears its internal procedure.

Shinsei Bank also believes that it does not have to make additional reserve as the result of the above-mentioned response from DIC since Shinsei Bank has reserved 4.5 billion yen with respect to the EIEI Related Losses for the fiscal year 2004 ended on March 31, 2005.

3. Background of Indemnity Claim

Under the Share Purchase Agreement, Shinsei Bank has litigation-related indemnities from DIC, including a general indemnity for costs incurred arising from legal proceedings relating to matters on and before March 1, 2000.

On May 23, 2004, Shinsei Bank entered into a global settlement with the bankruptcy trustee for EIEI, a real estate developer, and other parties with respect to disputes arising from

---

[1] Share Purchase Agreement dated February 9, 2000 among DIC, New LTCB Partners C.V. and the former LTCB.

lending to EIEI by Shinsei Bank's predecessor, LTCB (the "Settlement") including a lawsuit seeking declaratory judgment initiated by Shinsei Bank before the Tokyo District Court and a lawsuit seeking compensation reinstated by EIEI before a court in the Commonwealth of the Northern Mariana Islands (Saipan). Under the terms of the Settlement, Shinsei Bank paid the trustee 21.8 billion yen on June 16, 2004, and any and all legal proceedings between or among Shinsei Bank, EIEI and its related parties were withdrawn in accordance with the terms of the Settlement.

The approximately 13.4 billion yen claim for indemnity is computed from the approximately 22.5 billion yen losses and expenses incurred by Shinsei Bank due to the EIE related legal proceedings, deducting approximately 9.1 billion yen consisting of (i) 4.4 billion yen for which Shinsei Bank voluntarily refrained from seeking indemnity, and (ii) approximately 4.7 billion yen among 5 billion yen deductible under the Share Purchase Agreement.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK



For Immediate Releases,

Shinsei Bank Introduced Huawei-3Com New Products, New Generation Highly Efficient Core Routing Switch S8500

- Substantial cost reduction in network construction and operation -

Shinsei Bank, Limited
Huawei-3Com Japan K.K.

Tokyo (Wednesday, May 11, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has introduced a new network product line of Huawei-3Com in its internal network at the Meguro Office. On March 31, 2005, Huawei-3Com Japan K.K. (President: Zheng Shusheng), a wholly-owned subsidiary of Huawei-3Com Technology Co., Ltd. ("Huawei-3Com"), launched the new product line, having the 10G multi service core routing switch, "Quidway® S8500 Series". Shinsei Bank plans to subsequently introduce this product line to all branches and data centers.

To provide better quality services and products that can meet customers' needs at as lower cost as possible, Shinsei Bank has established cutting-edge, low-cost IT infrastructure. By introducing Huawei-3Com's original network product line with high performance, availability and cost performance, Shinsei Bank expects to maintain network performance at lower cost and reduce network construction and operation costs.

Shinsei Bank aims to improve its services further through promoting rationalization and efficiency in its IT infrastructure.

Quidway® S8500 Series 10 G multi-service core routing switch

The Quidway®S8500 series 10G multi-service core routing switch is developed by Huawei-3Com mainly for Japan, China, Hong Kong markets, as well as for other enterprises and communication industries worldwide. The S8500 series switch is extensively applied as the core layer of e-government networks, campus networks, education networks, and enterprise networks, and the core layer and convergence layer of carriers' IP MANs.

The S8500 series switch that supports a maximum switch capacity of 720 Gbps can mount a maximum of 24 ports on the new generation high- efficiency 10 Gbps interfaces. It is therefore possible to construct end-to-end Ethernet featuring low cost, high –performance, and capacity to support abundant services. It provides L2 and L3 wire-speed forwarding performance of large capacity, high density and modularization.

S3952P-PWR is a L3 Intelligent switch with 48 ports and having load dispatching function. One S3952P-PWR can supply power to 48 IP phone terminals. Further, by installing 4 SFP ports it is possible to establish connection with higher level switch and Gigabit.

For details regarding the products, please visit the website *www.huawei-3com.co.jp*.

#####

About Shinsei Bank

Shinsei Bank (Code: 8303, TSE First Section) is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

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INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Open "Shinsei *BankSpot*" in Nagoya

- More efficient, fully automated *BankSpot* bringing us closer to customers -

Tokyo (Thursday, May 19, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of "Aeon Chikusa *BankSpot*" in the Aeon Chikusa Shopping Center (Chikusa-ku, Nagoya) on May 21, 2005. Aeon Chikusa *BankSpot* is a new style of branch which takes efficiency to the next level. Shinsei Bank aims to improve customer convenience by opening more *BankSpots* nearer to customers.

Since December 2004, Shinsei Bank has been developing a series of smaller branches known as Shinsei *BankSpots*, and has opened staffed *BankSpots* in Ginza and Kyobashi in Tokyo. Aeon Chikusa *BankSpot* is the second new style of *BankSpot*, following Ashiya *BankSpot* (Ashiya, Hyogo).

Shinsei *BankSpot* has been developed in response to customers' requests for quick and convenient banking services and those who want to use Shinsei Bank in their neighborhoods. At Shinsei *BankSpot*, customers have 24/7 access to ATM services and can make transactions via Shinsei *PowerDirect* internet banking and Shinsei *PowerCall* telephone banking. Shinsei Bank also has plans to hold consultation sessions and seminars depending on customers' needs.

Shinsei Bank will open *BankSpots* at commercial complexes and stations with high usage and customer convenience, with each *BankSpot* styled to suit its location.

【Shinsei Bank Aeon Chikusa *BankSpot*】

Name: Shinsei Bank Aeon Chikusa Annex

Location: Aeon Chikusa Shopping Center, 2-16-13 Chikusa, Chikusa-ku, Nagoya, Aichi

Business hours: 24hours 365 days

Available services:

24h/365days ATM, Shinsei *PowerDirect* internet banking, Shinsei *PowerCall* telephone banking, and large, liquid crystal touch panels providing product and service information. Consultation sessions and seminars will be held occasionally.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Launch Yen Time Deposit "*Powered One Plus*"

Tokyo (Friday, May 20, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "*Powered One Plus*", a five-year yen-denominated time deposit, with a possible extension to 10 years. This product marks the first stage of the "Color your life" campaign, and Shinsei Bank will provide it from Monday, May 23 to Sunday, July 31, 2005.

Powered One Plus is a time deposit for an initial five-year term, after which Shinsei Bank has the option to extend the term for another five years, four business days prior to the initial maturity date. The applicable interest rate for the first five years is 1.1% p.a. (0.88% p.a. after tax) and 1.25% p.a. (1.0% p.a. after tax) for the next five years if Shinsei Bank decides to extend the deposit term. (The applicable interest rate is as of May 23, 2005.) Interest for the first five years will be paid on the initial maturity date regardless of the term extension.

To meet customers' request for higher interest rates, this product is developed based on the highly popular *Powered One,* a five-year time deposit with a possible extension to 8 years offering 1% p.a., which commenced in April 2004. (See Appendix for product outline)

Shinsei Bank continues to develop better products and services to meet various customers' needs.

Illustration of Powered One Plus


Interest rate
1.25% p.a.
1.10% p.a.
Applicable interest at time of deposit will apply for 5 years.
If the case the term is extended, the applicable interest for the extended term will apply until the final maturity date.
Deposit date
5 years
10 years
Extension decision date

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Outline of *Powered One Plus*

1. Product	Structured Deposit Extendible Yen Time Deposit (5 or 10 years maturity) <Brand Name: *Powered One Plus*>
2. Eligible customers	Individual customers with *PowerFlex* accounts
3. Currency	Japanese yen
4. Term	Initial deposit term of 5 years. Shinsei Bank may decide to extend the term to 10 years based on the criteria below. If Shinsei Bank decides not to extend the term, it will remain at 5 years. Automatic term extension is not available, except in the case of point 5 below.
5. Term extension	On the extension decision date (in principle, 4 business days prior to the initial maturity date), Shinsei Bank will decide whether or not to extend the term until the final maturity date. The decision will be solely at the discretion of Shinsei Bank.
6. Deposit method	Lump sum deposit. Funds will only be accepted by transfer from the customer's *PowerFlex* yen savings account.
7. Minimum deposit amount / units	Shinsei Financial Centers (branches) : 5 million yen or above, in units of 1 yen Shinsei *PowerCall* (telephone banking): 3 million yen or above, in units of 1 yen Shinsei *PowerDirect* (internet banking): 500,000 yen or above, in units of 1 yen
8. Repayment of principal	The principal will be credited to the customer's *PowerFlex* yen savings account on either the initial maturity date or the final maturity date, depending on whether or not the term has been extended based on point 5.
9. Applicable interest rate	Initial term (5 years) : 1.1% per annum (0.88% per annum - after tax) Extended term (5 years): 1.25% per annum (1.0% per annum - after tax) As of May 23, 2005
10. Interest payment	Interest for the initial deposit term will be paid on the initial maturity date. In the case the term is extended based on point 5, interest for the extended deposit term will be paid on the final maturity date. Both will be credited to the customer's *PowerFlex* yen savings account.
11. Method of interest calculation	Interest on the initial deposit term will be calculated from the day of deposit until the day prior to the initial maturity date. Interest on the extended deposit term will be calculated from the initial maturity date until the day prior to the final maturity date. In both cases, interest will be calculated in units of 1 yen, discarding decimals, for the actual number of days elapsed on a 365-day year basis.
12. Cancellation before maturity	In principle, this deposit cannot be cancelled before maturity. In the case Shinsei Bank agrees to cancellation before maturity under extenuating circumstances, the principal amount less the replacement cost of this deposit for the period starting from the date of cancellation until the final maturity date plus any other costs incurred due to cancellation before maturity calculated by Shinsei Bank's formula will be credited to the customer's *PowerFlex* yen savings account. In this case, there is a possibility that the principal may not be guaranteed.
13. Deposit insurance	This product is covered by deposit insurance.
14. Tax	A 20% withholding tax will apply to interest earned. "*Maruyu*" tax exemptions do not apply.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Announcement Regarding Purchase of Shinsei Bank's Common Shares

Tokyo (Tuesday, May 24, 2005) --- Shinsei Bank, Limited (the "Bank") announces that the Board of Directors at its meeting on May 24, 2005, approved a proposal to be submitted to the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") to be held on June 24, 2005, authorizing the Bank to purchase up to 25 million shares of the Bank's common shares pursuant to Article 210 of the Commercial Code. Further details of the item are:

1. Purpose of Purchasing of the Bank's Shares:

This purchase of the Bank's shares will be made in order to meet requirements under the employee stock option program and to enable the Bank to purchase shares for capital management in response to the changes in business environment.

2. Details of Share Purchase:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	17,500,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the 5th Annual Shareholders' Meeting to be held on June 24, 2005, to the closing of the immediately following Annual Shareholders' Meeting

Note: The share purchase stated above will be made under the condition that the proposal of "Purchase of Bank's Shares" be approved at the 5th Annual Shareholders' Meeting to be held on June 24, 2005.

Reference:

1. Bank's share purchase authorized at the 4th Annual Shareholders' Meeting held on June 24, 2004:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	20,000,000,000 yen as an upper limit

2. Shares purchased after the date of approval at the 4th Annual Shareholders' Meeting (as of May 24, 2005):

(1) Number of shares purchased:	0 shares
(2) Total cost of purchase:	0 yen

3. Total numbers of common shares issued and treasury shares as of April 30, 2005:

(1) Total number of common shares issued:	1,358,537,606 shares
(2) Total number of treasury shares:	7,854 shares (all shares were purchased as less-than-one-unit shares and included in the total number of common shares issued)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei International, U.K.-base Affiliate, to Start Operation

Tokyo (Monday, May 23, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that its fully-owned subsidiary, Shinsei International Limited ("Shinsei International"), has been established to expand the Shinsei Bank Group's securities business. Shinsei International has received an official approval to operate securities business from the Financial Services Authority in U.K.

Leveraging the Euromarket, Shinsei International will structure and arrange securitization and structured financial products, which are the Shinsei Bank Group's strength, to meet mainly Japanese customers' needs. Shinsei International's products will be distributed through Shinsei Securities Co., Ltd. Shinsei International will also arrange direct investments in the European market.

Commencement of the Shinsei International operation will enhance the Shinsei Bank Group's investment banking business, a strategically important area, along with its functions. Shinsei International, as a member of the Shinsei Bank Group, will provide value added products and services to customers.

Profile of Shinsei International Limited

Company name:	Shinsei International Limited	
Address:	Buchanan House, 3 St. James's Square, London SW1Y 4JU	
	Phone: + 44 20 7747 3510 / Fax: + 44 20 7747 3535	
Paid-in capital:	3 million pounds	
Shareholder:	Shinsei Bank, Limited (100%)	
Officers:	Managing Director and CEO	Hiroshi Sasaki (See Appendix for personal history)
	Director	Akihiko Kobayashi
	Director	Yoshitaka Hata (Chief Operating Officer, Shinsei Securities Co., Ltd.)
Employees:	About 10	
	Major businesses:	Securitization business, structured bond sales and investment advisory (See Appendix for details)

Appendix

Shinsei International Limited

Personal History

Name:	Hiroshi Sasaki
Date of Birth:	June 8, 1953
Education:	March 1978
	Graduated from Tokyo University (Major in Law)
Professional Career:	
April 1978	Joined The Long-Term Credit Bank of Japan, Ltd.
	(Current Shinsei Bank, Limited)
December 1992	Deputy General Manager, New York Branch
July 1995	Deputy General Manager, Capital Markets Planning Division
October 1998	General Manager, The Americas Division
November 1999	General Manager, International Banking Division
July 2000	General Manager, Capital Markets Division, Shinsei Bank, Limited
April 2001	President and CEO, Shinsei Securities Co., Ltd.
April2004	General Manager, Capital Markets Division
May 2005	Managing Director and Chief Executive Offer,
	Shinsei International Limited

Business Description

Securitization Business:

This is a strategic business area of the Shinsei Bank Group. By underwriting securitization products structured by the Shinsei Bank Group in the European market, Shinsei International will increase products' liquidities and provide products that meet customers' needs.

Structured Finance Business:

By arranging the structured products in the European market, Shinsei International will provide more attractive and tailor-made structured products, which Shinsei Securities has advantage, to meet customers' needs.

Investment Advisory Business:

When customers in Japan and the Shinsei Bank Group make an investment in European assets, Shinsei International will provide asset analysis and advisory services.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303,TSE First Section)

Notice on Issuance of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday, May 24, 2005) — Shinsei Bank, Limited (the "Bank") hereby serves notice that at a meeting held today, the Board of Directors resolved to submit a proposal of issuance of Stock Acquisition Rights stipulated in Articles 280-20 and 280-21 of the Commercial Code of Japan free of charge for the purpose of introducing the stock option plan at the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") to be held on June 24, 2005, with details as follows:

I. Reason for issuing Stock Acquisition Rights to persons other than shareholders under especially favorable conditions

The reason for issuing Stock Acquisition Rights to persons other than shareholders under especially favorable conditions is to introduce the stock option plan for the purpose of accelerating willingness and morale of a part of directors, Statutory Executive Officers and employees of the Bank as well as directors and employees of its wholly owned subsidiaries to improve performance of the Bank and thus increasing corporate value of the Bank.

The Board of Directors of the Bank shall issue Stock Acquisition Rights which have different exercise periods and exercise conditions under the scope approved as "II. Outline of issuance of Stock Acquisition Rights" below.

II. Outline of issuance of Stock Acquisition Rights

1. Class of shares that can be purchased through the exercise of Stock Acquisition Rights
   Common shares of the Bank

2. Number of shares that can be purchased through the exercise of Stock Acquisition Rights
   Up to 24,000,000 shares in total
   The number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula if the Bank carries out a stock split or reverse stock split. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split or reverse stock split and any fractional shares less than one share that may result from such adjustments shall be rounded off.

   Number of shares after adjustment = number of shares before adjustment x ratio of split or reverse split

   Furthermore, if the Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company which allocates its shares to the Bank or its shareholders (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company which allocates its shares to the Bank or its shareholders (*kyuushuu bunkatsu*), the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

3. Total number of Stock Acquisition Rights to be issued
   The maximum number of Stock Acquisition Rights to be issued shall be 24,000 in total. (One thousand shares may be purchased by exercising one Stock Acquisition Right. Provided, however, that adjustments similar to 2 above

shall be made if adjustments are made to the number of shares as stipulated in 2 above.)

4. Issue price of Stock Acquisition Rights

   To be issued free of charge.

5. Amount of money to be paid upon exercise of Stock Acquisition Rights

   The amount payable upon exercising one Stock Acquisition Right shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercising Price") and the number of shares that can be purchased through the exercise of one Stock Acquisition Right as determined in 3 above. The Exercise Price shall be the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the 30 trading days commencing 45 trading days immediately preceding the day that is immediately after the date of issuance of Stock Acquisition Rights (excluding days on which no transactions were concluded) and rounded up to nearest yen. However, if said value is lower than the closing price on issuance date, the closing price of the issuance date itself shall be the Exercise Price.

   If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In the case of reverse stock split, the number of outstanding shares minus the number of shares merged)

   Furthermore, if Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company which allocates its shares to the Bank or its shareholders (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company which allocates its shares to the Bank or its shareholders (*kyuushuu bunkatsu*), the Bank may adjust the Exercise Price as considered necessary.

6. Exercise Period of Stock Acquisition Rights

   The Board of Directors shall determine the exercise period of Stock Acquisition Rights within the period from the issue date of Stock Acquisition Rights to June 23, 2015.

7. Conditions for exercising Stock Acquisition Rights

   (1)In case a Stock Acquisition Rights holder dies and its legal heir completes the succession procedures within a term fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

   (2)Stock Acquisition Rights may not be pledged as collateral or disposed of in any other ways.

   (3) Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Rights" to be entered into between the Bank and Stock Acquisition Rights holders based on resolutions of this Annual Shareholders' Meeting and subsequent Board of Directors meetings.

8. Retirement of Stock Acquisition Rights
   (1) If the Annual Shareholders' Meeting approves a merger agreement that stipulates the Bank as the dissolving company or if the Annual Shareholders' Meeting approves a proposal to approve a stock exchange or stock transfer agreement that makes the Bank a wholly owned subsidiary, the Bank may retire Stock Acquisition Rights without charge.
   (2) If Stock Acquisition Rights holders fall into a situation that does not satisfy conditions stipulated in the "Agreement on the grant of Stock Acquisition Right" in 7 (3) or the legal heir of a Stock Acquisition Right holder does not take the succession procedures stipulated in 7 (1) and lose their rights, the Bank may retire their Stock Acquisition Rights which have not been exercised without charge. Provided, however, that procedures for retirement in this case may be carried out at once after the expiration of the period of the Stock Acquisition Rights herein.

9. Restrictions on the assignment of Stock Acquisition Rights
   Any assignment of Stock Acquisition Rights shall be subject to approval of the Board of Directors of the Bank.

(Note) The above shall be subject to a resolution of the proposal entitled "Issuance of Stock Acquisition Rights as stock options to directors and other staff of the Bank and its subsidiaries" at the 5th Annual Shareholders' Meeting of the Bank to be held on June 24, 2005.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces 4th Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday May 24, 2005) --- Shinsei Bank, Limited (the "Bank") announced that at a meeting held today, its Board of Directors approved the 4th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 4th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 24, 2004. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	June 1, 2005
2.	Total number of Stock Acquisition Rights to be issued:	250 Stock Acquisition Rights (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	250,000 Common shares of the Bank.
4.	Issue price of stock options:	Free of charge
5.	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on June 1, 2005
6.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on June 1, 2005
7.	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on June 1, 2005) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.
8.	Number of people to whom Stock Acquisition Rights are offered and their details:	1 Statutory Executive Officer of the Bank.
9.	Exercise Period of Stock Acquisition Rights	From July 1, 2006 to June 23, 2014

【Reference】
(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 28, 2004
(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Fiscal 2004 Financial Results

Tokyo (Tuesday, May 24, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results for Fiscal Year 2004 ended March 31, 2005.

FY2004 Financial Highlights

(all figures compared to FY2003)

- Consolidated revenue grew 46.1% to 181.0 billion yen (management accounting basis)
  - Institutional Banking: 97.0 billion yen, +9%
  - Non-bank Finance: 46.2 billion yen
  - Retail Banking: 37.5 billion yen, +74%
- Consolidated reported net income grew 1.6% to 67.4 billion yen
- Consolidated cash basis net income grew 12.5% to 74.7 billion yen
- Non-interest income as a percentage of total revenue grew to 63.1% from 54.5% (management accounting basis)
- Expense to revenue ratio decreased to 53.1% from 55.5% in FY2003 (management accounting basis)
- Problem claims to total claims decreased to 1.43% (non-consolidated) as of March, 2005.

1. Income Statement:

Shinsei Bank reported consolidated revenue of 181.0 billion yen, an increase of 46.1%, for the period ended March 31, 2005. Consolidated net income increased 1.6% to 67.4 billion yen. Diluted earnings per share for the year were 34.98 yen, an increase of 6.8% from FY2003.

Shinsei continued to make progress diversifying its revenue sources and increasing the contribution of non-interest income. In FY2004, non-interest income increased to 114.1 billion yen from 67.5 billion yen in FY2003 – a gain of 68.9% and a record 63.1% of total revenue. During the year, the Bank took actions to build its non-bank business by acquiring a 67.12% majority stake in Aplus Co., Ltd ("Aplus"), one of the leading Japanese consumer finance companies and acquiring a

96.51% position in Showa Leasing Co. Ltd ("Showa Leasing").

The acquisitions of Aplus and Showa Leasing resulted in the creation of intangible assets. As stated in the First Half Fiscal 2004 results statement, Shinsei Bank will report both reportable net income and supplemental cash net income in order to provide greater transparency and understanding of the bank's underlying performance. For Fiscal Year 2004, consolidated cash basis net income was 74.7 billion yen, an increase of 12.5% compared to FY2003.

Cash basis net income is defined as reported net income adjusted to exclude amortization of total intangibles. During the year, we recorded amortization of total intangibles from Aplus of 7.2 billion yen, net of tax benefit. As of March 31, 2005, Shinsei has a total intangibles balance of approximately 322 billion yen of which 260 billion yen is from Aplus and 61 billion yen is from Showa Leasing.

The timing of the two acquisitions determined their inclusion in the Bank's consolidated income statement. Aplus' second half results are included as the transaction took place at the end of September 2004. Showa Leasing financial results for fiscal 2004 are excluded as the transaction took place at the end of the reporting period.

In the fiscal 2004, the expense to total revenue ratio improved to 53.1% – an improvement from 55.5% in FY 2003.

On a non-consolidated basis, Shinsei Bank's total revenue grew 11.0% to 123.8 billion yen from FY2003. The increase in non-interest income more than offset the decrease in net interest income. Non-consolidated net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) grew 15.7% to 54.9 billion yen, and non-consolidated net income after tax grew 4.3% to 68.0 billion yen from FY2003.

Asset quality improved further as the Bank recorded non-consolidated basis credit recoveries of 16.3 billion yen for FY2004.

2. Business Line Revenue

As a result of the actions taken during the year to bolster the bank's consumer and commercial finance capabilities, Shinsei Bank has three distinct, viable business lines – Institutional Banking, Non-bank Finance and Retail Banking. All three businesses had strong performance in FY2004, positioning the bank for continued growth in FY2005.

Institutional Banking

The Institutional Banking business generated revenue of 97.0 billion yen – an increase of 9.0%

from the previous year. This business now generates more than 60% of its revenues from products which did not exist four years ago. It benefited from strong performance in non-recourse loans, securitizations and credit trading activity.

Non-Bank Finance

FY2004 was a pivotal year in the development of Shinsei's Non-bank Finance business marked by the acquisitions of Aplus and Showa Leasing. In FY2004, the Non-bank Finance businesses contributed 46.2 billion yen, or 25.5% of total revenues. The acquisition of Aplus in September 2004 transformed the business, contributing to the Bank's financial performance while adding new customers, experienced personnel, technical capabilities, and numerous growth opportunities.

Retail Banking

The Retail Banking business continued to build on the progress made in the first half, posting significant gains in revenue, deposits and new customers. For Fiscal 2004, the business generated total revenue of 37.5 billion yen, an increase of 73.9%. The main sources of revenue are interest income from retail deposits and loans, fee income for structured deposits and asset management products and foreign exchange fees from the sale of foreign currency deposits.

Since the launch of the bank in 2000, Shinsei has added 1 million Powerflex customers and now has over 1.3 million retail accounts. New customers continue to be attracted by the convenience and value provided by Shinsei's Better Banking model. During the year Shinsei continued to innovate and improve our customer's banking experience, introducing new type of branch, BankSpot, in Tokyo and Osaka area.

3. Balance Sheet:

Shinsei's loan balance was 3.4 trillion yen at the end of March 2005, an increase of 12.6% from 3.0 trillion yen at the end of March 2004. The increase was the result of strong demand for retail housing loans, non-recourse loans, and lending to non-bank customers. The growth in the loan balance was partially offset by a reduction in lending to less creditworthy customers. The Bank's retail housing loan balance grew 71.6% in FY2004 to 289.2 billion yen as of March 2005. Supported by best-in-class technical infrastructure and risk management practices, the Bank is focusing on growing its asset portfolio in each of its three business lines.

During FY2004, Shinsei's funding mix continued to improve, with total deposits (including NCDs)

increasing 26.3% to 3,452.8 billion yen while debentures and corporate bonds decreased 4.2% to 1,330.9 billion yen. Retail deposits grew strongly, increasing 44.5% to 2.3 trillion yen. Retail funding now comprises 59.8% of our total customer funding, an increase from 54.2% in FY2003.

The growth of retail deposits is consistent with the Bank's strategy to shift its major sources of funding towards deposits and away from debentures, although it retains the ability to access both markets. Although the charter conversion to an ordinary bank was completed in April 2004, Shinsei still possesses the right to issue debentures through March 2014.

4. Non-performing Loans (non-consolidated):

Shinsei Bank made further progress to bring down its non-performing loan balance. As of March 31, 2005, total non-performing loans were at 51.8 billion yen – a decline of 45.5 billion yen or 46.8% for the year. Non-performing loans currently represent 1.43% of total claims outstanding.

5. Reserve for Credit Losses (non-consolidated):

The total reserve for credit losses was 124.4 billion yen as of the end of March 2005, a decline of 53.4 billion yen from the end of March 2004. The Bank maintained a total reserve for credit losses to total claims ratio of 3.4%. The coverage ratio of reserves and collateral to non-performing loans was approximately 94.3% at the end of the period.

6. Capital Ratios:

Shinsei Bank is committed to deploy its excess capital in value-enhancing opportunities. In September 2004, Shinsei Bank acquired a majority interest in Aplus and in March 2005, we acquired a majority interest in Showa Leasing. These transactions reduced the total capital ratio to 11.8%, down from 21.1% in March 2004, and the Tier 1 ratio decreased to 7.0%, down from 16.2% in March 2004. Shinsei Bank's capital predominantly consists of core capital. The net deferred tax asset portion remains at approximately 0.9% of total Tier 1 capital.

7. Earnings Forecast:

Shinsei Bank has provided an expected earnings level for fiscal year 2005 (ending March 31, 2006). The Bank forecasts net income of 63.0 billion yen and a projected cash net income of 93.0 billion yen for fiscal 2005. Cash net income results exclude the amortization of total intangibles.

The acquisitions of Aplus and Showa Leasing resulted in the creation of various intangible assets. Under Japanese accounting rules, these assets are amortized. The amortization period for identifiable intangibles depends on the nature of the underlying intangible assets and ranges

between 10 and 20 years. Residual goodwill is amortized over 20 years. The amortization results in a non-cash charge against Shinsei Bank's consolidated net income. To increase transparency and understanding of the Bank's underlying performance, Shinsei reports both reportable net income and a supplemental cash net income.

For fiscal 2005, Shinsei expects to amortize approximately 30 billion yen of the identifiable intangible assets and residual goodwill.

At the press conference announcing the results, Masamoto Yashiro, the Chairman, President and CEO of Shinsei Bank, said the following:

"Our results for the fiscal year 2004 demonstrate the success of our strategy – to deliver Better Banking to our institutional, retail and non-bank finance customers. Each of our three businesses generated higher earnings with excellent momentum entering FY2005. The early investments in world-class technology, risk management systems and specialized banking talent combined with a laser focus on the needs of our customers are delivering results. The bank has performed well and is an excellent position to deliver sustainable long-term growth in the future."

Conference call and webcast:

John Mack, Chief Financial Officer, will discuss full year 2004 results in a conference call at 9:00 pm, Tokyo Time [8:00 am (New York Time), 1:00 pm (London Time)] later today.

The call can be accessed via a webcast available on the Shinsei Bank website at *http://www.shinseibank.com/english*

****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of operations	*for the fiscal years ended*		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**Change**	
	a	b	a-b	%
Total revenue *1	**181.0**	123.9	57.1	46.1%
Net interest income	**66.9**	56.3	10.6	18.8%
General and administrative expenses *1	**96.1**	68.7	27.4	39.9%
Ordinary business profit (*jisshitsu gyomu jun-eki*) *1	**84.9**	55.1	29.8	54.1%
Credit recoveries	**0.9**	15.4	(14.5)	(94.2)%
Total intangible amortization *2	**11.7**	0.0	11.7	n.m.
Taxes and others	**(6.7)**	(4.1)	(2.5)	61.0%
Net income	**67.4**	66.4	1.0	1.5%
Cash basis net income *3	**74.7**	66.4 *4	8.3	12.5%

*1 Management accounting basis

*2 Amortization of fair value adjustments for assets and liabilities related to Aplus (2.9 billion yen) is included

*3 Exclude the amortization of total intangible assets and consolidation goodwill, net of tax benefit, recorded through Aplus acquisitions

*4 Assuming cash basis net income is equal to net income for the fiscal year ended March 2004

Business Line Revenue	*as of the end of*		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**Change**	
	a	b	a-b	%
Institutional Banking	**97.0**	89.0	8.0	9.0%
Non-Bank Finance	**46.2**	5.7	40.5	710.5%
Retail Banking	**37.5**	21.6	15.9	73.6%
ALM/Corporate/Other *	**0.1**	7.5	(7.3)	(97.3)%
Total revenue	**181.0**	123.9	57.1	46.1%

* ALM/Corporate/Other largely includes net corporate treasury results, and certain income from proprietary investments.

Balance Sheet Data	*as of the end of*		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**Change**	
	a	b	a-b	%
Total assets	**8,576.3**	6,343.7	2,232.6	35.2%
Cash and due from banks	**277.5**	312.7	(35.2)	(11.2)%
Monetary assets held in trust	**372.2**	242.7	129.5	53.3%
Securities	**1,478.2**	1,483.2	(5.0)	(0.3)%
Loans and bills discounted	**3,430.4**	3,047.0	383.3	12.6%
Intangible assets *	**77.2**	-	77.2	n.m.
Consolidation goodwill, net	**244.0**	-	244.0	n.m.
Customers' liabilities for acceptances and guarantees	**1,058.1**	38.3	1,019.8	2662.7%
Total liabilities	**7,735.7**	5,612.7	2,122.9	37.8%
Deposits (including NCDs)	**3,452.8**	2,734.4	718.4	26.3%
Debentures and corporate bonds	**1,330.9**	1,388.6	(57.7)	(4.2)%
Call money	**204.2**	112.5	91.7	81.5%
Minority interests in subusidiaries	**53.8**	0.9	52.9	5877.8%
Total shareholders' equity	**786.6**	730.0	56.5	7.7%

* Identified intangible assets recorded through Aplus and Showa Leasing acquisitions

Per share data

		(yen)	
		for the fiscal years ended	
		Mar. 2005	Mar. 2004
Common shareholder's equity		**329.65**	287.94
Basic net income		**46.78**	46.03
Diluted net income	(Reported basis)	**34.98**	32.75
	(Cash basis)	**38.77**	32.75

Capital Adequacy Ratio

	as of the end of		(billions of yen)	
	Mar. 2005	Mar. 2004	**change**	
	a	b	a-b	%
Capital Adequacy Ratio	**11.77%**	21.13%	(9.4)	n.m.
Tier I Ratio	**7.00%**	16.15%	(9.2)	n.m.
Tier I Capital	**463.0**	720.3	(257.3)	(35.7)%
Tier II Capital	**338.6**	226.8	111.8	49.3%
Risk Assets	**6,612.8**	4,458.7	2,154.1	48.3%

References

	as of the end of	
	Mar. 2005	Mar. 2004
Exchange Rate (·/$)	**107.39**	105.70
Nikkei Average	**11,565.88**	11,715.39

Financial Data - Consolidated

1. Risk Monitored Loans

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Loans to bankrupt obligors	2.6	(5.1)	(5.3)	7.8	7.9
Non-accrual delinquent loans	48.1	(13.1)	(21.3)	61.3	69.5
Loans past due for 3 months or more	5.5	0.7	(2.6)	4.8	8.2
Restructured loans	23.6	0.7	14.3	22.9	9.2
Total risk monitored loans	80.0	(16.9)	(14.9)	96.9	94.9

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Loans and bills discounted	3,430.4	355.7	383.3	3,074.6	3,047.0

(% to total loans)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Loans to bankrupt obligors	0.1%	(0.2)%	(0.2)%	0.3%	0.3%
Non-accrual delinquent loans	1.4%	(0.6)%	(0.9)%	2.0%	2.3%
Loans past due for 3 months or more	0.2%	0.0%	(0.1)%	0.2%	0.3%
Restructured loans	0.7%	0.0%	0.4%	0.7%	0.3%
Total risk monitored loans	2.3%	(0.9)%	(0.8)%	3.2%	3.1%

2. Reserve for Credit Losses

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Reserve for credit losses	149.7	(7.7)	(28.1)	157.5	177.9
General	43.2	(6.7)	(17.7)	50.0	61.0
Specific	106.5	(1.0)	(10.3)	107.5	116.8
Restructuring countries	0.0	(0.0)	0.0	0.0	0.0

2. Reserve Ratio to Risk Monitored Loans

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
% on risk monitored loans	187.2%	24.6%	(0.2)%	162.6%	187.4%

3. Subsidiaries and Affiliates

	Mar.31, 05	Mar.31, 04
Consolidated subsidiaries	**76**	51
Affiliates accounted for using the equity method	**9**	4

Consolidated Statements of Income

(millions of yen)

	FY2004	FY2003	Change	
	a	b	a-b	%
Operating income	**248,641**	172,359	**76,282**	**44.3%**
Interest income	**101,396**	89,192	12,204	13.7%
Interest on loans and bills	77,353	64,312	13,041	20.3%
Interest and dividends on securities	15,862	15,917	(55)	(0.3)%
Fees and commissions (income)	**57,690**	26,193	31,497	120.2%
Trading revenue	**23,992**	3,080	20,912	679.0%
Other business income	**38,231**	23,743	14,488	61.0%
Other operating income	**27,330**	30,149	(2,819)	(9.4)%
Operating expenses	**194,186**	124,967	**69,219**	**55.4%**
Interest expenses	**34,497**	32,009	2,488	7.8%
Interest on deposits,including negotiable certificates of deposit	13,671	12,185	1,486	12.2%
Interest and discounts on debentures	6,184	8,376	(2,192)	(26.2)%
Fees and commissions (expense)	**15,308**	7,249	8,059	111.2%
Trading expenses	-	365	(365)	(100.0)%
Other business expenses	**15,475**	2,482	12,993	523.5%
General and administrative expenses	**97,317**	70,178	27,139	38.7%
Other operating expenses	**31,588**	12,683	18,905	149.1%
Amotization of consolidation goodwill	**4,918**	-	4,918	100.0%
Amotization of identified intangible assets	**3,919**	-	3,919	100.0%
Net operating income	**54,454**	47,391	**7,063**	**14.9%**
Extraordinary income	**11,845**	23,320	(11,475)	(49.2)%
Extraordinary expenses	**702**	1,804	(1,102)	(61.1)%
Income before income taxes and minority interests	**65,597**	68,907	(3,310)	(4.8)%
Income taxes (current)	**1,438**	1,463	(25)	(1.7)%
Income taxes (deferred)	**(3,444)**	1,111	(4,555)	(410.0)%
Minority interests in net income (loss) of subsidiaries	**168**	(71)	239	(336.6)%
Net income	**67,435**	66,404	**1,031**	**1.6%**

(billions of yen)

(Ref.) Net business profit (*jisshitsu gyomu jun-eki*) *	**84.9**	55.1	**29.8**	**54.1%**
US$ / yen	**@107.39**	@105.70		

* Management accounting basis, including income from investment in monetary assets held in trust

Consolidated Balance Sheets

-- Assets

(millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**277,593**	312,709	(35,116)	(11.2)%
Call loans	**70,000**	-	70,000	100.0%
Collateral related to securities borrowing transactions	**3,744**	18,121	(14,377)	(79.3)%
Other monetary claims purchased	**320,379**	246,987	73,392	29.7%
Trading assets	**168,501**	635,096	(466,595)	(73.5)%
Monetary assets held in trust	**372,224**	242,750	129,474	53.3%
Securities	**1,478,219**	1,483,234	(5,015)	(0.3)%
Loans and bills discounted	**3,430,421**	3,047,042	383,379	12.6%
Foreign exchanges	**8,550**	9,490	(940)	(9.9)%
Other assets	**850,440**	375,075	475,365	126.7%
Premises and equipment	**418,938**	89,703	329,235	367.0%
Deferred discounts on and issuance expenses for debentures	**284**	179	105	58.7%
Deferred tax assets	**24,623**	22,941	1,682	7.3%
Consolidation goodwill, net	**244,042**	-	244,042	100.0%
Customers' liabilities for acceptances and guarantees	**1,058,161**	38,339	1,019,822	2660.0%
Reserve for credit losses	**(149,799)**	(177,916)	28,117	(15.8)%
Total assets	**8,576,328**	6,343,755	2,232,573	35.2%
US$ / yen	**@107.39**	@105.70		

Consolidated Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits	**3,080,206**	2,263,421	816,785	36.1%
Negotiable certificates of deposit	**372,607**	471,068	(98,461)	(20.9)%
Debentures	**1,242,632**	1,388,696	(146,064)	(10.5)%
Call money	**204,295**	112,559	91,736	81.5%
Payables under repurchase agreements	**-**	445,634	(445,634)	(100.0)%
Collateral related to securities lending transactions	**-**	29,275	(29,275)	(100.0)%
Commercial paper	**13,300**	-	13,300	100.0%
Trading liabilities	**69,101**	92,231	(23,130)	(25.1)%
Borrowed money	**1,160,265**	334,416	825,849	247.0%
Foreign exchanges	**20**	4	16	400.0%
Corporate bonds	**88,344**	-	88,344	100.0%
Other liabilities	**412,763**	424,899	(12,136)	(2.9)%
Accrued employees bonuses	**10,276**	8,722	1,554	17.8%
Reserve for retirement benefits	**3,376**	629	2,747	436.7%
Reserve for loss on disposition of premises and equipment	**153**	-	153	100.0%
Reserve for loss on sale of bonds	**-**	1,918	(1,918)	(100.0)%
Reserve under special law	**2**	0	2	175.6%
Deferred tax liabilities	**20,262**	42	20,220	48142.9%
Consolidation negative goodwill	**-**	915	(915)	(100.0)%
Acceptances and guarantees	**1,058,161**	38,339	1,019,822	2660.0%
Total liabilities	**7,735,769**	5,612,776	2,122,993	37.8%
Minority interests in subsidiaries	**53,891**	977	52,914	5416.0%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Retained earnings	**311,039**	250,737	60,302	24.0%
Net unrealized gain on securities available-for-sale, net of taxes	**3,043**	7,154	(4,111)	(57.5)%
Foreign currency transaction adjustments	**2,738**	2,255	483	21.4%
Treasury stock, at cost	**(9)**	(1)	(8)	800.0%
Total shareholders' equity	**786,667**	730,000	56,667	7.8%
Total liabilities, minority interests in subsidiaries and shareholders' equity	**8,576,328**	6,343,755	2,232,573	35.2%
US$ / yen	**@107.39**	@105.70		

Consolidated Statements of Cash Flows

(Millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change
I. Cash flows from operating activities:			
Income before income taxes and minority interests	¥65,597	¥68,907	(¥3,310)
Depreciation	3,706	3,353	353
Amortization of consolidation goodwill	4,918	5	4,913
Amortization of identified intangible assets	3,919	-	3,919
Equity in gains of affiliates	(1,762)	(506)	(1,256)
Net change in reserve for credit losses	(28,083)	(40,105)	12,022
Net change in reserve for bonuses payable	319	(468)	787
Net change in reserve for retirement benefits	576	(5,310)	5,886
Net change in reserve for loss on disposition of premises and equipment	153	(450)	603
Net change in provision of reserve for loss on sale of bonds	(1,918)	670	(2,588)
Net change in reserve under special law	1	-	1
Interest income	(101,396)	(89,192)	(12,204)
Interest expenses	34,497	32,009	2,488
Gain on securities sold	(11,752)	(18,478)	6,726
Gain on monetary asstes held in trust	(2,431)	(2,196)	(235)
Net exchange losses	(4,850)	24,452	(29,302)
Net change on sale of premises and equipment	517	583	(66)
Net change in trading assets	466,594	(273,920)	740,514
Net change in trading liabilities	(23,130)	(25,265)	2,135
Net change in loans and bills discounted	(506,571)	451,744	(958,315)
Net change in deposits	816,785	24,029	792,756
Net change in negotiable certificates of deposit	(98,461)	141,034	(239,495)
Net change in debentures (other than subordinated debentures)	(115,388)	(521,475)	406,087
Net change in borrowed money (other than subordinated debt)	37,030	35,528	1,502
Net change in corporate bonds (other than subordinated bonds)	9,357	-	9,357
Net change in due from banks (other than deposit with the bank of japan)	136,664	(53,846)	190,510
Net change in call loans,commercial paper	(70,000)	536	(70,536)
Net cahnge in other monetary claims purchased	(72,774)	(26,492)	(46,282)
Net change in collateral related to securities borrowing transactions	14,377	(16,155)	30,532
Net change in payables under repurchase agreements	(445,634)	280,675	(726,309)
Net change in call money	91,735	112,559	(20,824)
Net change in commercial paper	(3,786)	-	(3,786)
Net change in collateral related to securities lending transactions	(29,275)	(368,069)	338,794
Net cahnge in foreign exchange assets	939	783	156
Net change in foreign exchange liabilities	16	(8)	24
Net decrease in net trust account	24,422	7,005	17,417
Interest received	122,569	100,640	21,929
Interest paid	(33,534)	(35,599)	2,065
Net change in trading securities	24,381	(11,848)	36,229
Net change in monetary assets held in trust	12,454	(66,907)	79,361
Others,net	(106,336)	(70,381)	(35,955)
Subtotal	214,446	(342,159)	556,605
Income taxes paid	(1,397)	(1,272)	(125)
Net cash provided by (used in) operating activities	213,048	(343,431)	556,479
II. Cash flows from investing activities:			
Purchases of securities	(4,378,272)	(2,409,543)	(1,968,729)
Proceeds from sale of securities	634,712	701,198	(66,486)
Proceeds from redemption of securities	3,589,334	2,135,689	1,453,645
Investment in monetary assets held in trust	(92,867)	(7,484)	(85,383)
Proceeds from disposition of monetary assets held in trust	17,475	3,883	13,592
Purchases of premises and equipment	(7,301)	(5,766)	(1,535)
Proceeds from sale of premises and equipment	595	-	595
Acquisiton of new subsidiaries and affiliates	(75,875)	(22)	(75,853)
Proceeds from acqusition of new subsidiaries ans affiliates	10,020	-	10,020
Additional investment for subsidiaries and affiliates	-	(5,799)	5,799
Proceeds from sales of subsidiaries	-	22	(22)
Others,net	1,380	-	1,380
Net cash (used in) provided by investing activities	(300,798)	412,178	(712,976)
III. Cash flows from financing activities:			
Repayment of subordinated debt	-	(38,000)	38,000
Proceeds from subordinated bonds	50,000	-	50,000
Payment for redemption of subordinated bonds	(2,570)	-	(2,570)
Payment for redemption of subordinated debentures	-	(2,226)	2,226
Proceeds from minority interests in subsidiaries	52,500	-	52,500
Dividends paid	(7,133)	(10,333)	3,200
Purchase of tresuary stock	(3)	(1)	(2)
Net cash provided by (used in) financing activities	92,793	(50,560)	143,353
IV.Effect of exchage rate changes on cash and cash equivalents	3	-	3
V. Net change in cash and cash equivalents	5,047	18,186	(13,139)
VI. Cash and cash equivalents at beginning of year	157,178	138,991	18,187
VII. Cash and cash equivalents at end of year	¥162,226	¥157,178	¥5,048

Financial Highlights - Non-Consolidated

Results of Operations	*for the fiscal year ended*		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**change**	
	a	b	a-b	%
Total revenue*	**123.8**	111.5	12.3	11.0%
Net business profit *(jisshitsu gyomu jun-eki)**	**54.9**	47.4	7.5	15.8%
Net operating income *(keijou rieki)*	**46.6**	44.8	1.8	4.0%
Reference: (Credit recoveries)	**(16.3)**	(16.7)	0.4	(2.4)%
Net income	**68.0**	65.3	2.7	4.1%
Diluted net income per common share (yen)	**35.32**	32.21	(3.11)	
Dividend per Share (yen) Common	**2.58**	2.22	-	
Class A preferred	**13.00**	13.00	-	
Class B preferred	**4.84**	4.84	-	

* Management accounting basis

Balance Sheet data	*as of the end of*		*(billions of yen)*	
	Mar. 2005	Mar. 2004	**change**	
	a	b	a-b	%
Total assets	**6,396.3**	6,406.3	(10.0)	(0.2)%
Cash and due from banks	**162.2**	305.5	(143.3)	(46.9)%
Securities	**1,820.7**	1,508.2	312.5	20.7%
Corporate equities	**389.6**	29.1	360.5	1238.8%
Loans and bills discounted	**3,443.7**	3,217.8	225.9	7.0%
Debentures	**1,246.8**	1,362.2	(115.4)	(8.5)%
Deposits (including NCDs)	**3,528.8**	2,778.4	750.4	27.0%
Total Shareholders' Equity	**788.9**	729.2	59.6	8.2%

References	**Mar. 2005**	Mar. 2004
Exchange Rate (¥/$)	**107.39**	105.70
Nikkei Average	**11,565.88**	11,715.39

Problem Claims (Based on Financial Revitalization Law)

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Bankrupt, quasi bankrupt	3.1	(6.8)	(8.0)	9.9	11.1
Doubtful	42.1	(14.9)	(26.7)	57.0	68.8
Sub standard	6.4	(0.1)	(10.7)	6.6	17.2
Total (A)	51.7	(21.9)	(45.5)	73.7	97.3
Loan loss reserves (B)	124.4	(34.1)	(53.4)	158.6	177.9
Reserve ratio (B)/(A)	240.5%	25.3%	57.7%	215.2%	182.8%
(Ref.) At or below "need caution" level	123.7	(43.7)	(100.8)	167.4	224.5

5. Reserve Ratio to Risk Monitored Loans

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
% on risk monitored loans	248.6%	27.4%	58.1%	221.2%	190.5%

Non-Consolidated Statements of Income

(millions of yen)

	FY2004 a	FY2003 b	Change a-b	%
Operating income	**173,068**	162,890	**10,178**	**6.2%**
Interest income	**81,826**	87,833	(6,007)	(6.8)%
Interest on loans and bills	58,569	63,578	(5,009)	(7.9)%
Interest and dividends on securities	15,551	16,467	(916)	(5.6)%
Fees and commissions (income)	**20,516**	18,883	1,633	8.6%
Trading revenue	**22,305**	2,590	19,715	761.2%
Other business income	**10,765**	16,464	(5,699)	(34.6)%
Other operating income	**37,654**	37,117	537	1.4%
Operating expenses	**126,370**	118,083	**8,287**	**7.0%**
Interest expenses	**29,127**	31,715	(2,588)	(8,2)%
Interest on deposits,including negotiable certificates of deposit	13,712	12,229	1,483	12.1%
Interest and discounts on debentures	6,201	8,397	(2,196)	(26.2)%
Fees and commissions (expense)	**8,859**	7,138	1,721	24.1%
Trading expenses	**113**	435	(322)	(74.0)%
Other business expenses	**4,939**	2,388	2,551	106.8%
General and administrative expenses	**70,088**	65,462	4,626	7.1%
Other operating expenses	**13,242**	10,942	2,300	21.0%
Net operating income	**46,697**	44,806	**1,891**	**4.2%**
Extraordinary income	**18,737**	23,002	(4,265)	(18.5)%
Extraordinary expenses	**575**	1,614	(1,039)	(64.4)%
Income before income taxes	**64,859**	66,193	(1,334)	(2.0)%
Income taxes (current)	**(2,374)**	(1,095)	(1,279)	116.8%
Income taxes (deferred)	**(864)**	1,968	(2,832)	(143.9)%
Net income	**68,097**	65,320	**2,777**	**4.3%**
Retained earnings brought forward from previous term	**243,351**	186,297	**57,054**	**30.6%**
Interim dividends paid	**3,688**	3,444	**244**	**7.1%**
Transfer to legal reserve	**737**	688	**49**	**7.1%**
Unappropriated retained earnings	**307,022**	247,485	**59,537**	**24.1%**
US$ / yen	**@107.39**	@105.70		

Non-Consolidated Balance Sheets -- Assets

(millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**162,208**	305,563	(143,355)	(46.9)%
Call loans	**70,000**	-	70,000	100.0%
Collateral related to securities borrowing transactions	**3,744**	18,121	(14,377)	(79.3)%
Other monetary claims purchased	**108,410**	91,286	17,124	18.8%
Trading assets	**166,817**	633,488	(466,671)	(73.7)%
Monetary assets held in trust	**415,395**	355,327	60,068	16.9%
Securities	**1,820,753**	1,508,204	312,549	20.7%
Loans and bills discounted	**3,443,721**	3,217,804	225,917	7.0%
Foreign exchanges	**8,550**	9,490	(940)	(9.9)%
Other assets	**220,972**	334,547	(113,575)	(33.9)%
Premises and equipment	**26,499**	24,123	2,376	9.8%
Deferred discounts on and issuance expenses for debentures	**285**	166	119	71.7%
Deferred tax assets	**23,543**	21,790	1,753	8.0%
Customers' liabilities for acceptances and guarantees	**49,896**	64,358	(14,462)	(22.5)%
Reserve for credit losses	**(124,499)**	(177,960)	53,461	(30.0)%
Total assets	**6,396,302**	6,406,313	**(10,011)**	**(0.2)%**
US$ / yen	@107.39	@105.70		

Non-Consolidated Balance Sheets

-- Liabilities and shareholders' equity

(millions of yen)

	Mar. 31, 2005	Mar. 31, 2004	**Change**	
	a	b	a-b	%
<<Liabilities>>				
Deposits	**3,156,271**	2,307,413	848,858	36.8%
Negotiable certificates of deposit	**372,607**	471,068	(98,461)	(20.9)%
Debentures	**1,246,862**	1,362,261	(115,399)	(8.5)%
Call money	**204,295**	112,559	91,736	81.5%
Payables under repurchase agreements	**-**	445,634	(445,634)	(100.0)%
Collateral related to securities lending transactions	**-**	29,275	(29,275)	(100.0)%
Trading liabilities	**64,296**	90,336	(26,040)	(28.8)%
Borrowed money	**325,394**	335,311	(9,917)	(3.0)%
Foreign exchanges	**289**	280	9	3.2%
Corporate bonds	**50,000**	-	50,000	100.0%
Other liabilities	**128,663**	449,169	(320,506)	(71.4)%
Accrued employees bonuses	**7,616**	6,971	645	9.3%
Reserve for retirement benefits	**1,010**	473	537	113.5%
Reserve for loss on disposition of premises and equipment	**153**	-	153	100.0%
Reserve for loss on sale of bonds	**-**	1,918	(1,918)	(100.0)%
Acceptances and guarantees	**49,896**	64,358	(14,462)	(22.5)%
Total liabilities	**5,607,357**	5,677,033	**(69,676)**	**(1.2)%**
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	-
Capital surplus	**18,558**	18,558	-	-
Additional paid-in capital	**18,558**	18,558	-	-
Retained earnings	**313,272**	252,308	60,964	24.2%
Legal reserve	**6,249**	4,823	1,426	29.6%
Unappropriated retained earnings	**307,022**	247,485	59,537	24.1%
Net unrealized gain on securities available-for-sale, net of taxes	**5,822**	7,118	(1,296)	(18.2)%
Treasury stock, at cost	**(4)**	(1)	(3)	(300.0)%
Total shareholders' equity	**788,945**	729,280	59,665	8.2%
Total liabilities and shareholders' equity	**6,396,302**	6,406,313	**(10,011)**	**(0.2)%**
US$ / yen	**@107.39**	@105.70		

Financial Data - Non-Consolidated

1. Yield

	FY'04	FY'03	Change
Average Yield on Earning Assets (a)	**1.59%**	1.70%	(0.11)%
Loans	**1.83%**	1.94%	(0.11)%
Securities	**1.01%**	1.04%	(0.03)%
Average Funding Cost (b) *	**1.98%**	1.95%	0.03%
Average Yield on Funding Cost (c)	**0.56%**	0.63%	(0.07)%
Deposits and Negotiable Certificates of Deposit	**0.42%**	0.45%	(0.03)%
Debentures	**0.47%**	0.56%	(0.09)%
Spread (a-b)	**(0.39)%**	(0.25)%	(0.14)%
Spread (a-c)	**1.03%**	1.07%	(0.04)%

* (b) includes expenses as a part of funding cost.

2. Risk Monitored Loans

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.30, 04	Sep.30, 04	Mar.31, 04
Loans to bankrupt obligors	**2.3**	(4.9)	(5.2)	7.2	7.5
Non-accrual delinquent loans	**41.2**	(16.5)	(27.3)	57.7	68.6
Loans past due for 3 months or more	**3.1**	(0.1)	(5.0)	3.2	8.2
Restructured loans	**3.3**	(0.0)	(5.7)	3.3	9.0
Total risk monitored loans	**50.0**	(21.6)	(43.3)	71.7	93.4
Loans and bills discounted	**3,443.7**	71.2	225.9	3,372.5	3,217.8

(% to total loans)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.30, 04	Sep.30, 04	Mar.31, 04
Loans to bankrupt obligors	**0.1%**	(0.1)%	(0.1)%	0.2%	0.2%
Non-accrual delinquent loans	**1.2%**	(0.5)%	(0.9)%	1.7%	2.1%
Loans past due for 3 months or more	**0.1%**	0.0%	(0.2)%	0.1%	0.3%
Restructured loans	**0.1%**	0.0%	(0.2)%	0.1%	0.3%
Total risk monitored loans	**1.5%**	(0.6)%	(1.4)%	2.1%	2.9%

3. Reserve for Credit Losses

(billions of yen)

	Mar.31, 05	Change from Sep.30, 04	Change from Mar.31, 04	Sep.30, 04	Mar.31, 04
Reserve for credit losses	124.4	(34.1)	(53.4)	158.6	177.9
General	56.1	4.3	(5.6)	51.7	61.7
Specific	68.3	(38.5)	(47.8)	106.8	116.1
Restructuring countries	0.0	(0.0)	0.0	0.0	0.0

4. Reserve Ratio to Risk-Monitored Loans

	Mar.31, 05			Sep.30, 04	Mar. 31, 04
		Change from Sep.30, 04	Change from Mar.31, 04		
% on risk monitored loans	248.6%	27.4%	58.1%	221.2%	190.5%

5. Problem Claims (Under Financial Revitalization Law)

(billions of yen)

	Mar.31, 05			Sep.30, 04	Mar.31, 04
		Change from Sep.30, 04	Change from Mar.30, 04		
Bankrupt, quasi bankrupt	3.1	(6.8)	(8.0)	9.9	11.1
Doubtful	42.1	(14.9)	(26.7)	57.0	68.8
Sub standard	6.4	(0.1)	(10.7)	6.6	17.2
Total (A)	51.7	(21.9)	(45.5)	73.7	97.3
Loan loss reserves (B)	124.4	(34.1)	(53.4)	158.6	177.9
Reserve ratio (B)/(A)	240.5%	25.3%	57.7%	215.2%	182.8%
(Ref.) At or below "need caution" level	123.7	(43.7)	(100.8)	167.4	224.5

6. Average Balance of Assets and Liabilities

(billions of yen)

	Mar.31, 05			Sep.30, 04	Mar.31, 04
		Change from Sep.30, 04	Change from Mar.30, 04		
Deposits including NCDs	3,239.0	221.1	557.9	3,017.8	2,681.0
Debentures	1,319.2	(13.0)	(173.7)	1,332.3	1,492.9
Loans & Bills Discounted	3,186.9	116.6	(82.7)	3,070.2	3,269.7

7. Balance of Deposits from Individuals

(billions of yen)

	Mar.31, 05	Mar.31, '04	Change	
	a	b	a-b	%
Balance of Deposits from individuals	2,277.7	1,578.5	699.1	44.3%

8. Balance of Housing Loans

(billions of yen)

	Mar.31, 05			Sep.30, 04	Mar.31, 04
		Change from Sep.30, 04	Change from Mar.31, 04		
Balance of housing loans	289.2	44.1	120.6	245.0	168.5

9. Unrealized Gains on Available-for-Sale Securities

(Consolidated)

(millions of yen)

	Mar.31, 05		
	unrealized gains (net)	gains	losses
Equities	1,784	1,788	3
Bonds	791	1,031	240
Other	2,682	3,494	812
Total	5,257	6,314	1,056

(Non-Consolidated)

(millions of yen)

	Mar.31, 05		
	unrealized gains (net)	gains	losses
Equities	1,208	1,208	-
Bonds	740	981	240
Other	2,657	3,470	812
Total	4,607	5,660	1,053

10. Problem Claims

A. Losses on Disposals

(Consolidated)

(billions of yen)

As of	Net provision of general reserve for loan losses	Disposal of problem claims	Total credit costs
March 31, 2005	**(3.9)**	**2.9**	**(0.9)**
September 30, 2004	(10.4)	(0.1)	(10.6)
March 31, 2004	(19.7)	4.3	(15.4)

(Non-Consolidated)

(billions of yen)

As of	Net provision of general reserve for loan losses	Disposal of problem claims	Total credit costs
March 31, 2005	**(5.2)**	**(11.0)**	**(16.3)**
September 30, 2004	(9.6)	(0.6)	(10.3)
March 31, 2004	(19.8)	3.1	(16.7)

B. Final Disposal of Claims and New Claims

(1) Balance of Claims

(billions of yen)

As of	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A)+(B)
March 31, 2005	**3.1**	42.1	45.3
Claims newly added from April 1, 2004 to March 31, 2005	**0.9**	7.8	8.8
Claims removed from April 1, 2004 to March 31, 2005	**(11.3)**	(32.2)	(43.6)
Net change from April 1, 2004 to March 31, 2005	**(8.0)**	(26.7)	(34.7)
March 31, 2004	11.1	68.8	80.0

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2005 includes JPY2.2 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2004 includes JPY11.1 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

(2) Balance (comparison with the interim period end)

(billions of yen)

As of	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A)+(B)
September 30, 2004	**9.9**	57.0	67.0
Claims newly added from October 1, 2004 to March 31, 2005	**0.7**	4.8	5.6
Claims removed from October 1, 2004 to March 31, 2005	**(9.9)**	(17.3)	(27.3)
Net change from October 1, 2004 to March 31, 2005	**(6.8)**	(14.9)	(21.7)

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2004 includes JPY8.5 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

C. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization	
				Total (D)	Sale to RCC
Results of the fiscal year ended March 31, 2005	**(4.8)**	**0.0**	**(0.7)**	**(22.0)**	**-**
Results of the six months ended September 30, 2004	-	-	-	(13.2)	-
Plan of the fiscal year ended March 31, 2006	N.A.	N.A.	N.A.	N.A.	N.A.

(billions of yen)

	Write-off (E)	Other total (F)	Collection & repayment (G)	Business improvement (H)	Total (sum of A through F)
Results of the fiscal year ended March 31, 2005	**(2.7)**	**(13.0)**	**(11.6)**	**(1.4)**	**(43.6)**
Results of the six months ended September 30, 2004	(0.1)	(5.2)	(3.5)	(1.6)	(18.5)
Plan of the fiscal year ended March 31, 2006	N.A.	(10.8)	(10.8)	N.A.	(10.8)

D. Financial Support for Borrowers

(billions of yen, number)

	Amount	Number of cases	Company
Debt forgiveness	0	1	
Based on private liquidation guideline	-	-	
Debt equity swap	-	-	
Underwriting of preferred shares	-	-	
Total	0	1	

E. Reserve Ratio

	As of March 31, 2005	As of Sep. 30, 2004	As of March 31, 2004
(i) Legally or Virtually Bankrupt Obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly Bankrupt Obligors (out of unsecured portion of claims)	92.98%	97.04%	99.56%
(iii) Substandard Obligors (out of unsecured portion of claims)	83.92%	93.04%	94.25%
(iv) Caution Obligors (except for Substandard Obligors) (out of unsecured portion of claims)	30.29%	27.17%	25.72%
(out of total claims)	11.37%	10.93%	11.91%
(v) Normal Obligors (out of total claims)	0.73%	0.78%	0.98%

F. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

Earnings Forecast for FY2005

(Consolidated)

(billions of yen)

	(Forecast) For the period ending Sept.30, 2005	(Forecast) For the year ending March 31, 2006	(Actual) For the period ending Sept.30, 2004	(Actual) For the year ended March 31, 2005
Ordinary business profit *(jisshitsu gyomu jun-eki)* **	55.0	120.0	34.3	84.9
Net operating income *(keijo rieki)*	28.0	62.0	28.5	54.4
Net income	28.0	63.0	40.7	67.4
Cash basis net income *	43.0	93.0		74.7

* Excludes amortization of Aplus and Showa Leasing's identified intangibles, net of deferred tax liabilities and amortization of residual goodwill. (FY2004 actual, 7.2 billion yen, FY2005 forecast, 30 billion yen)

** Management accounting basis

(Non-consolidated)

(billions of yen)

	(Forecast) For the period ending Sept.30, 2005	(Forecast) For the year ending March 31, 2006	(Actual) For the period ending Sept.30, 2004	(Actual) For the year ended March 31, 2005
Net business profit *(jisshitsu gyomu jun-eki)* **	30.0	62.0	29.2	54.9
Net operating income *(keijo rieki)*	30.0	62.0	24.6	46.6
Net income	32.0	68.0	37.2	68.0

** Management accounting basis

INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank International ATMs Accept Cirrus and MasterCard

Tokyo (Thursday, May 26, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATMs which currently accept cash and credit cards issued by foreign institutions ("International ATMs") also start accepting Cirrus, MasterCard International and Maestro cards issued overseas. In addition to cards issued by PLUS, VISA International and VISA Electron, Shinsei International ATMs are now able to accept about 2 billion cards issued worldwide.

Since September 2004, Shinsei Bank has installed 51 International ATMs in the Tokyo Metropolitan and Kinki areas, such as in Roppongi Hills (Minato-ku, Tokyo). International ATMs provide convenient services to overseas travelers, foreigners living in Japan and Japanese customers who hold overseas bank accounts.

Unlike many other countries, most Japanese ATMs, with the exception of Japan Post and a small number of financial institutions, have not been able to accept cards issued overseas. There have been calls for change both locally and abroad, following many incidents of overseas travelers expecting to be able to use cards from their home country in Japan, only to end up with cash shortage problems. On the other hand, a Shinsei Bank cash card can be used to withdraw cash in the local currency at nearly 950,000 ATMs in 150 countries participating in the PLUS network. As a financial institution forming part of a global network, Shinsei Bank considers providing ATM services to foreign cash cardholders as its duty.

Shinsei Bank plans to install more International ATMs in high-demand areas including airports and business districts.

Foreign cards accepted:

Card type	Issuing Institution
Cash card	Financial institutions participating in the PLUS or Cirrus networks
Credit card	VISA International, MasterCard International
Debit card	Financial institutions participating in the VISA Electron or Maestro networks

Operating hours: 24 hours/365 days (hours may differ depending on location and issuing institution)

ATM locations: 51 ATMs at 36 locations including Roppongi Hills (Minato-ku, Tokyo) and Tokyo Metro Stations (Ningyocho, Ogikubo, Nogizaka, and Kiba)

Services: Withdrawal, cash advance and balance inquiry

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Wednesday, June 1, 2005) --- Shinsei Bank, Limited (the "Bank") announced that details of Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on May 24, 2005 were determined today. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	June 1, 2005
2.	Total number of Stock Acquisition Rights to be issued:	250 (if Stock Acquisition Rights are retired due to the occurrence of any of their retirement events, the number of Stock Acquisition Rights will be reduced)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	250,000 common shares of the Bank (number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
4.	Amount payable when exercising Stock Acquisition Rights:	551,000 yen per 1 Stock Acquisition Right (551 yen per share)
	The payment amount shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding June 1, 2005 and 1.01 and the number of shares that can be purchased through the exercise of 1 Stock Acquisition Right.	
5.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	137,750,000 yen
6.	Amount capitalized when issuing shares through the exercise of Stock Acquisition Rights:	276 yen per share
7.	Exercise Period of Stock Acquisition Rights	From July 1, 2006 to June 23, 2014

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the annual general meeting of shareholders ("Annual Shareholders' Meeting"): May 28, 2004

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Commencement of Leasing Alliance Discussion with The Norinchukin Bank

Tokyo (Wednesday, June 1, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it agreed with The Norinchukin Bank to start discussion on a business alliance in the field of general and auto leasing. Both parties intends to achieve the long-term growth and to increase value of their respective leasing companies, Showa Leasing Co., Ltd. ("Showa Leasing") and Kyodo Leasing Co., Ltd. ("Kyodo Leasing"), through the realization of marketing and operational synergies.

Showa Leasing has nominated two executives from The Norinchukin Bank and Kyodo Leasing to serve as Showa Leasing's executive and non-executive directors. These nominations are scheduled to be approved at Showa Leasing's ordinary shareholders' meeting on June 27, 2005.

Kyodo Leasing is a leasing company which operates as the primary leasing provider to the JA Group and finances IT, industrial and commercial equipment as well as over 45,000 vehicles.

Showa Leasing is a leading leasing company with a long history and active collaboration agreement with Resona Bank. In March 2005, Showa Leasing became a subsidiary of Shinsei Bank as part of Shinsei's strategy to expand its non-bank business. Showa Leasing presently has 550 billion yen in consolidated assets, serves over 40,000 customers, mostly small and midsize companies, and handles a wide range of industrial, commercial and office equipments. Showa Leasing operates its auto leasing business through its wholly-owned subsidiary, Showa Auto Rental & Leasing Co., Ltd. which oversees a fleet of 75,000 vehicles.

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Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

"Color your life" With 32 New Color Cash Cards

Tokyo (Monday, June 6, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of 32 brand new color cash cards for PowerFlex account customers. This is the first time customers have been given the choice of 32 color cash cards.

Each of the 32 simple designs has been named according to the image portrayed, with examples such as "Big Sky", "Sunflower", "Baby Face" and "Grasshopper". Customers can choose a color from the 32 colors available to complement their style when they open a PowerFlex account. As with the original Shinsei cash cards, customers can use their newly designed cards to make free transactions at 60,000 ATMs nationwide, including 24/7 Shinsei ATMs, IY Bank ATMs located inside 24/7 Seven-Eleven convenience stores, Japan Post and all major Japanese Banks.

The 32 colorful new designs are part of the Bank's mission to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers with the aim of being the bank of choice.

Examples of 32 Color Cash Cards



Big Sky



Sunflower



Baby Face



Grasshopper

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Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Amendment Report on Purchase of Common Shares dated May 9, 2005
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in April 2005.